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Filed pursuant to General Instruction II.L. of Form F-10
File No. 333-208906

The information in this preliminary prospectus supplement and the accompanying base shelf prospectus is not complete and may be changed. This preliminary prospectus supplement and the accompanying base shelf prospectus are not an offer to sell these securities and we are not soliciting offers to buy these securities in any jurisdiction where the offer or sale is not permitted.

Subject to Completion, Dated February 24, 2016

PRELIMINARY PROSPECTUS SUPPLEMENT
TO THE SHORT FORM BASE SHELF PROSPECTUS DATED FEBRUARY 11, 2016

New Issue	February 24, 2016

KINROSS GOLD CORPORATION

$    •

    •    Common Shares

This prospectus supplement (the "Prospectus Supplement") of Kinross Gold Corporation ("Kinross" or the "Corporation"), together with the short form base shelf prospectus dated February 11, 2016 (the "Prospectus") qualifies the distribution (the "Offering") of     •    common shares (the "Offered Shares") of the Corporation at a price of $    •    per Offered Share (the "Offering Price"). The Offering is made pursuant to an underwriting agreement (the "Underwriting Agreement") to be dated February 25, 2016 between TD Securities Inc., Scotia Capital Inc. and     •    (collectively, the "Underwriters"). The Offering is being made concurrently in Canada under the terms of this Prospectus Supplement and in the United States under the terms of a Registration Statement on Form F-10 filed with the U.S. Securities and Exchange Commission (the "SEC").

The common shares of the Corporation (the "Common Shares") are listed and posted for trading on the Toronto Stock Exchange (the "TSX") under the symbol "K". On February 23, 2016, the last trading day prior to the date of this Prospectus Supplement, the closing price of the Common Shares on the TSX was Cdn$4.24. In addition, the Common Shares are listed on the New York Stock Exchange (the "NYSE") under the symbol "KGC". On February 23, 2016, the last trading day prior to the date of this Prospectus Supplement, the closing price of the Common Shares on the NYSE was $3.07. The Offering Price was determined by negotiation between the Corporation and the Underwriters. The Corporation has applied to list the Offered Shares on the TSX and NYSE. Listing of the Offered Shares will be subject to the Corporation fulfilling all of the listing requirements of the TSX and the NYSE.

Price: $    •    per Offered Share

	Price to the Public	Underwriting Fee(1)	Net Proceeds to Kinross(2)
Per Offered Share	$•	$•	$•
Total(3)	$•	$•	$•
(1)
The Corporation has agreed to pay the Underwrites a fee (the "Underwriting Fee") equal to     •    % of the gross proceeds of the Offering.

(2)
After deducting the Underwriting Fee but before deducting the expenses of the Offering estimated to be approximately $    •    .

(3)
Kinross has granted the Underwriters an option (the "Over-Allotment Option"), exercisable in whole or in part at the sole discretion of the Underwriters, at any time for a period of 30 days from the closing of the Offering, to purchase up to    •    additional Common Shares (the "Additional Shares") on the same terms and conditions set forth above solely to cover over-allotments, if any, and for market stabilization purposes. If the Underwriters exercise the Over-Allotment Option in full, the total "Price to the Public" will be $    •    , the total "Underwriting Fee" will be $    •    and the total "Net Proceeds to Kinross" will be $    •    (before deducting expenses of the Offering). This Prospectus Supplement also qualifies the granting of the Over-Allotment Option and the distribution of the Additional Shares that may be offered in relation to the Over-Allotment Option. A purchaser who acquires Common Shares forming part of the Underwriters' over-allocation position acquires such Common Shares under this Prospectus Supplement, regardless of whether the over-allocation position is ultimately filled through the exercise of the Over-Allotment Option or secondary market purchases. See "Plan of Distribution".

The following table sets out the number of Additional Shares that may be issued by the Corporation to the Underwriters pursuant to the Over-Allotment Option.

Underwriters' Position	Maximum Size	Exercise Period	Exercise Price
Over-Allotment Option	Up to • Additional Shares	Up to 30 days from the closing of the Offering	$ • per Additional Share

All dollar amounts in this Prospectus Supplement are in United States dollars, unless otherwise indicated. See "Currency Presentation and Exchange Rate Information".

Under the Underwriting Agreement, Kinross has agreed to sell, and the Underwriters have severally agreed to purchase, subject to compliance with all necessary legal requirements and to the terms and conditions contained in the Underwriting Agreement, the Offered Shares. After the Underwriters have made reasonable efforts to sell all of the Offered Shares at the Offering Price, the Underwriters may offer the Offered Shares at a lower price than stated above. Any such reduction will not affect the proceeds received by Kinross. See "Plan of Distribution".

The Underwriters, as principals, conditionally offer the Offered Shares, subject to prior sale, if, as and when issued by Kinross and accepted by the Underwriters in accordance with the conditions contained in the Underwriting Agreement referred to under "Plan of Distribution" and subject to the approval of certain legal matters on behalf of Kinross by Osler, Hoskin & Harcourt LLP with respect to Canadian legal matters and Sullivan & Cromwell LLP with respect to U.S. legal matters and on behalf of the Underwriters by Blake, Cassels & Graydon LLP with respect to Canadian legal matters and Shearman & Sterling LLP with respect to U.S. legal matters.

Kinross has been advised by the Underwriters that, in connection with the Offering and subject to applicable laws, the Underwriters may effect transactions intended to stabilize or maintain the market price of the Offered Shares at levels other than those that otherwise might prevail on the open market in accordance with market stabilization rules. Such transactions, if commenced, may be discontinued at any time. See "Plan of Distribution".

Kinross may be considered to be a "connected issuer" of each of TD Securities Inc., Scotia Capital Inc., and    •    under applicable Canadian securities legislation. Each of TD Securities Inc., Scotia Capital Inc., and    •    is a subsidiary of a financial institution which is among Kinross' principal lenders. See "Relationship Between Kinross and the Underwriters".

An investment in Offered Shares involves significant risks that should be carefully considered by prospective investors before purchasing Offered Shares. The risks outlined in this Prospectus Supplement, the Prospectus and in the documents incorporated by reference herein and therein should be carefully reviewed and considered by prospective investors in connection with any investment in Offered Shares. See "Cautionary Note Regarding Forward-Looking Information" and "Risk Factors".

Subscriptions for the Offered Shares will be received subject to rejection or allotment in whole or in part and the Underwriters reserve the right to close the subscription books at any time without notice. Other than pursuant to certain exceptions, registration of interests in and transfers of Offered Shares held through CDS Clearing and Depositary Services Inc. ("CDS"), or its nominee, will be made electronically through the non-certificated inventory ("NCI") system of CDS. Offered Shares registered to CDS or its nominee will be deposited electronically with CDS on an NCI basis on the date of closing of the Offering (the "Closing Date"). A purchaser of Offered Shares will receive only a customer confirmation from the registered dealer through which the Offered Shares are purchased. The Corporation expects that delivery of the Offered Shares will be made against payment therefor on or about the Closing Date, which will be the sixth business day (in the United States) following the date of pricing of the Offered Shares. Trades in the secondary market generally are required to settle in three business days, unless the parties to any such trade expressly agree otherwise. Accordingly, investors who wish to trade Offered Shares prior to the Closing Date may be required to specify an alternative settlement cycle at the time of any such trade to prevent a failed settlement. Investors who wish to trade Offered Shares prior to the Closing Date should consult their own advisors. See "Plan of Distribution".

THE OFFERED SHARES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SEC NOR HAS THE SEC PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS SUPPLEMENT OR THE PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

This Offering is being made by a Canadian issuer that is permitted, under the multi-jurisdictional disclosure system ("MJDS") adopted in the United States and Canada, to prepare this Prospectus Supplement and the Prospectus in accordance with Canadian disclosure requirements. Prospective investors should be aware that such requirements are different from those of the United States. The Corporation prepares its financial statements in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board ("IFRS"). Thus, the Corporation's financial statements may not be comparable to the financial statements of United States companies.

Prospective investors should be aware that the acquisition of Offered Shares may have tax consequences both in the United States and in Canada. Such consequences for purchasers who are resident in, or citizens of, the United States or who are resident in Canada may not be described fully herein. Prospective investors should read the tax discussion contained under the headings "Certain United States Federal Income Tax Considerations" and "Certain Canadian Federal Income Tax Considerations" in this Prospectus Supplement and should consult their own tax advisors with respect to their own personal circumstances.

The enforcement by investors of civil liabilities under United States federal securities laws may be affected adversely by the fact that the Corporation is incorporated under the laws of the Province of Ontario, Canada, that most of its officers and directors are residents of Canada, that some or all of the underwriters or experts named in this Prospectus Supplement or the registration statement are residents of Canada, and that all or a substantial portion of the assets of the Corporation and said persons are located outside of the United States.

Directors of the Corporation residing outside of Canada have appointed Kinross Gold Corporation at 17th Floor, 25th York Street, Toronto, Ontario M5J 2V5 as agent for service of process. Purchasers are advised that it may not be possible for investors to enforce judgments against any person that resides outside of Canada, even if the person has appointed an agent for service of process.

The Corporation's head and registered office is located at 17th Floor, 25 York Street, Toronto, Ontario M5J 2V5.

i

ABOUT THIS PROSPECTUS SUPPLEMENT

        This document is in two parts. The first part is this Prospectus Supplement, which describes the specific terms of the Offered Shares being offered and also adds to and updates information contained in the accompanying Prospectus and the documents incorporated by reference herein and therein. The second part, the Prospectus, gives more general information, some of which may not apply to the Offered Shares being offered under this Prospectus Supplement. This Prospectus Supplement is deemed to be incorporated by reference into the Prospectus solely for the purposes of the Offering constituted by this Prospectus Supplement.

        In this Prospectus Supplement, the Corporation and its subsidiaries are collectively referred to as the "Corporation" or "Kinross", unless the context otherwise requires. The Corporation has not, and the underwriters have not, authorized anyone to provide readers with information different from that contained in this Prospectus Supplement and the Prospectus or in any free writing prospectus prepared by the Corporation. The Corporation takes no responsibility for, and can provide no assurance as to the reliability of any other information that others may give readers of this Prospectus Supplement and Prospectus. If the description of the Offered Shares or any other information varies between this Prospectus Supplement and the Prospectus (including the documents incorporated by reference herein and therein), the investor should rely on the information in this Prospectus Supplement. The Corporation is not, and the Underwriters are not, making an offer of Offered Shares in any jurisdiction where the offer is not permitted.

        Readers should not assume that the information contained or incorporated by reference in this Prospectus Supplement and the Prospectus is accurate as of any date other than the date of this Prospectus Supplement and the Prospectus or the respective dates of the documents incorporated by reference herein or therein, unless otherwise noted herein or as required by law. It should be assumed that the information appearing in this Prospectus Supplement, the Prospectus and the documents incorporated by reference herein and therein are accurate only as of their respective dates. The business, financial condition, results of operations and prospects of the Corporation may have changed since those dates.

        The Corporation does not undertake to update the information contained or incorporated by reference herein except as required by applicable securities laws. Information contained on, or otherwise accessed through, the website of the Corporation, www.kinross.com, shall not be deemed to be a part of this Prospectus Supplement and Prospectus and such information is not incorporated by reference herein.

        Except as the context otherwise requires, when used herein, all references to Offered Shares include any Additional Shares issued in connection with any exercise of the Over-Allotment Option.

CAUTIONARY NOTE REGARDING FORWARD-LOOKING INFORMATION

        All statements, other than statements of historical fact, contained or incorporated by reference in this Prospectus Supplement and the Prospectus including, but not limited to, any information as to the future financial or operating performance of Kinross, constitute "forward-looking information" or "forward-looking statements" within the meaning of certain securities laws, including the provisions of the Securities Act (Ontario) and the provisions for "safe harbor" under the United States Private Securities Litigation Reform Act of 1995 and are based on expectations, estimates and projections as of the date of this Prospectus Supplement and the Prospectus, or in the case of any documents incorporated by reference herein or therein, as of the date of such documents.

        Forward-looking statements contained or incorporated by reference in this Prospectus Supplement and the Prospectus, include, without limitation, statements with respect to our guidance for production; production costs of sales, all-in sustaining cost and capital expenditures; mineral reserve and mineral resource estimates; expected savings pursuant to our cost review and reduction initiatives including, without limitation, optimization of projects and operations, as well as references to other possible events; the future price of gold and silver; the realization of mineral reserve and mineral resource estimates; the timing and amount of estimated future production; costs of production; capital expenditures; costs and timing of the development of projects and new deposits; success of exploration, development and mining activities; permitting timelines; currency fluctuations; requirements for additional capital; government regulation of mining operations; environmental risks; unanticipated reclamation expenses; title disputes or claims; limitations on insurance coverage; project studies; mine life extensions; restarting suspended or disrupted operations; continuous improvement initiatives; and the completion and timing of acquisitions. The words "alternative", "anticipate", "assumption", "believe", "budget", "concept", "contemplate", "consideration", "contingent", "encouraging", "estimates", "expects", "explore", "feasibility", "focus", "forecast", "guidance", "indicate", "initiative", "possible", "potential", "pre-feasibility", "priority", "projection", "prospect", "pursue", "seek", "schedule", "study", "target", "timeline" or "view", or variations of or similar such words and phrases or statements that certain actions, events or results may, could, should, would, might or will be achieved, received or taken, or will occur or result and similar such expressions identify forward-looking statements.

        Forward-looking statements are necessarily based upon a number of estimates and assumptions that, while considered reasonable by Kinross as of the date of such statements, are inherently subject to significant business, economic and competitive uncertainties and contingencies. The estimates, models and assumptions of Kinross referenced, contained or incorporated by reference in this Prospectus Supplement and the Prospectus, which may prove to be incorrect, include, but are not limited to, the various assumptions set forth in the AIF and 2015 MD&A (all as defined below and incorporated by reference into this Prospectus Supplement and Prospectus) as well as: (1) there being no significant disruptions affecting the operations of the Corporation or any entity in which it now or hereafter directly or indirectly holds an investment, whether due to extreme weather events (including, without limitation, excessive or lack of rainfall) and other or related natural disasters, labour disruptions (including, but not limited to, following announced and/or implemented workforce reductions at Tasiast), supply disruptions, power disruptions, damage to equipment or otherwise; (2) permitting, development, operations and production from the Corporation's operations being consistent with our current expectations including, without limitation, land acquisitions and permitting for the construction and operation of the new tailings facility, water and power supply and launch of the new tailings reprocessing facility at Paracatu; (3) political and legal developments in any jurisdiction in which the Corporation, or any entity in which it now or hereafter directly or indirectly holds an investment, operates being consistent with its current expectations including, without limitation, the impact of any escalating political tensions and uncertainty in the Russian Federation and Ukraine or any related sanctions and any other similar restrictions or penalties imposed, or actions taken, by any government, potential power rationing in Brazil and potential amendments to the Brazilian Mining Code, the Chilean Water Code and/or other water use restrictions and regulatory actions in Chile, the Minerals and Mining Act (2006) and dam safety regulation in Ghana, the Customs Code and the Mining Code, (including but not limited amendments to the VAT regime pursuant to the 2015 Budget Law) in Mauritania, and the Tax Code in Russia (including, but not limited to, the interpretation, implementation and application of any such amendments), being consistent with Kinross' current expectations; (4) the exchange rate between the Canadian dollar, Brazilian real, Chilean peso, Russian ruble, Mauritanian ouguiya, Ghanaian cedi and the United States dollar being approximately consistent with current levels; (5) certain price assumptions for gold and silver; (6) prices for diesel, natural gas, fuel oil, electricity and other key supplies being approximately consistent with current levels; (7) production and cost of sales forecasts for the Corporation, and entities in which it now or hereafter directly or indirectly holds an investment, meeting expectations; (8) the accuracy of the current mineral reserve and mineral resource estimates of the Corporation (including but not limited to ore tonnage and ore grade estimates); (9) labour and materials costs increasing on a basis consistent with Kinross' current expectations; (10) the development of, operations at and production from the Corporation's operations, being consistent with Kinross' current expectations; (11) the terms and conditions of the legal and fiscal stability agreements for the Tasiast and Chirano operations being interpreted and applied in a manner consistent with their intent and Kinross' expectations; (12) goodwill and/or asset impairment potential; and (13) access to capital markets, including but not limited to maintaining its credit ratings, being consistent with the Corporation's current expectations.

        Known and unknown factors could cause actual results to differ materially from those projected in the forward-looking statements. Such factors include, but are not limited to: sanctions (or any other similar restrictions or penalties) now or subsequently imposed, or other actions taken, by, against, in respect of or otherwise impacting any jurisdiction in which the Corporation is domiciled or operates (including but not limited to the Russian Federation, Canada, the European Union and the United States), or any government or citizens of, persons or companies domiciled in, or the Corporation's business, operations or other activities in, any such jurisdiction; litigation commenced, or other claims or actions brought, against the Corporation (and/or any of its directors, officers or employees) in respect of the cessation by the Corporation of investment in and development of the Fruta del Norte project and its sale, or any of the Corporation's prior activities on or in respect thereof or otherwise in Ecuador, including but not limited to in respect of environmental or tax matters; fluctuations in the currency markets; fluctuations in the spot and forward price of gold or certain other commodities (such as fuel and electricity); changes in the discount rates applied to calculate the present value of net future cash flows based on country-specific real weighted average cost of capital; changes in the market valuations of peer group gold producers and the Corporation, and the resulting impact on market price to net asset value multiples; changes in various market variables, such as interest rates, foreign exchange rates, gold or silver prices and lease rates, or global fuel prices, that could impact the mark-to-market value of outstanding derivative instruments and ongoing payments/receipts under any financial obligations; risks arising from holding derivative instruments (such as credit risk, market liquidity risk and mark-to-market risk); changes in national and local government legislation, taxation (including but not limited to income tax, advance income tax, stamp tax, withholding tax, capital tax, tariffs, value-added or sales tax, capital outflow tax, capital gains tax, windfall or windfall profits tax, royalty, excise tax, customs/import or export taxes/duties, asset taxes, asset transfer tax, property use or other real estate tax, together with any related fine, penalty, surcharge, or interest imposed in connection with such taxes), controls, policies and regulations; the security of personnel and assets; political or economic developments in Canada, the United States, Chile, Brazil, the Russian Federation, Mauritania, Ghana, or other countries in which Kinross, or entities in which it now or hereafter directly or indirectly holds an interest, do business or may carry on business; business opportunities that may be presented to, or pursued by, us; our ability to successfully integrate acquisitions and complete divestitures; operating or technical difficulties in connection with mining or development activities; employee relations; litigation or other claims against, or regulatory investigations and/or any enforcement actions, sanctions or penalties in respect of the Corporation (and/or its directors, officers, or employees) including, but not limited to, securities class action litigation in Canada and/or the United States, or any investigations, enforcement actions and/or sanctions under any applicable anti-bribery, international sanctions and/or anti-money laundering laws and regulations in Canada, the United States or any other applicable jurisdiction; the speculative nature of gold exploration and development including, but not limited to, the risks of obtaining necessary licenses and permits; diminishing quantities or grades of reserves; adverse changes in our credit rating; and contests over title to properties, particularly title to undeveloped properties. In addition, there are risks and hazards associated with the business of gold exploration, development and mining, including environmental hazards, industrial accidents, unusual or unexpected formations, pressures, cave-ins, flooding and gold bullion losses (and the risk of inadequate insurance, or the inability to obtain insurance, to cover these risks). Many of these uncertainties and contingencies can directly or indirectly affect, and could cause, Kinross' actual results to differ materially from those expressed or implied in any forward-looking statements made by, or on behalf of, Kinross, including but not limited to resulting in an impairment charge on goodwill and/or assets. There can be no assurance that forward-looking statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Forward-looking statements are provided for the purpose of providing information about management's expectations and plans relating to the future.

        All of the forward-looking statements made in this Prospectus Supplement and Prospectus are qualified by these cautionary statements and those made in our other filings with the securities regulators of Canada and the United States including, but not limited to, the cautionary statements made in the "Risk Factors" section of our AIF and the "Risk Analysis" sections of our 2015 MD&A. These factors are not intended to represent a complete list of the factors that could affect Kinross. Kinross disclaims any intention or obligation to update or revise any forward-looking statements or to explain any material difference between subsequent actual events and such forward-looking statements, except to the extent required by applicable law. The Corporation's public filings with the securities commissions or similar authorities in each of the provinces of Canada can be found through the System for Electronic Document Analysis and Retrieval ("SEDAR") on the Corporation's profile at www.sedar.com.

 NOTICE REGARDING PRESENTATION OF OUR MINERAL RESERVE AND RESOURCE ESTIMATES

        In accordance with applicable Canadian securities regulatory requirements, all mineral reserve and mineral resource estimates of Kinross incorporated by reference in this Prospectus Supplement and Prospectus have been prepared in accordance with National Instrument 43-101 — Standards of Disclosure for Mineral Projects ("NI 43-101"), classified in accordance with Canadian Institute of Mining Metallurgy and Petroleum's "CIM Standards on Mineral Resources and Reserves Definitions and Guidelines" (the "CIM Guidelines"). The

definitions of mineral reserves and mineral resources are set out in our disclosure of our mineral reserve and mineral resource estimates that are incorporated by reference in this Prospectus Supplement and Prospectus.

        Kinross uses the terms "mineral resources", "measured mineral resources", "indicated mineral resources" and "inferred mineral resources". While those terms are recognized by Canadian securities regulatory authorities, they are not recognized by the SEC. Pursuant to the CIM Guidelines, mineral resources have a higher degree of uncertainty than mineral reserves as to their existence as well as their economic and legal feasibility. Inferred mineral resources, when compared with measured or indicated mineral resources, have the least certainty as to their existence, and it cannot be assumed that all or any part of inferred mineral resources will be upgraded to an indicated or measured mineral resource as a result of continued exploration. Pursuant to NI 43-101, inferred mineral resources may not form the basis of any economic analysis, including any feasibility study. Accordingly, investors are cautioned not to assume that all or any part of a mineral resource exists, will ever be converted into a mineral reserve, or is or will ever be economically or legally mineable or recovered.

ENFORCEMENT OF CERTAIN CIVIL LIABILITIES

        The Corporation is a corporation existing under the laws of the Province of Ontario, Canada. A majority of the assets of the Corporation are located outside of the United States and a majority of the directors and officers of the Corporation and some of the experts named in this Prospectus Supplement and Prospectus are residents of Canada and a majority of their assets are located outside of the United States. As a result, it may be difficult for United States investors to effect service of process within the United States upon those directors, officers or experts who are not residents of the United States, or to realize in the United States upon judgments of courts of the United States predicated upon civil liability of such directors, officers or experts under United States federal securities laws. The Corporation has been advised by Osler, Hoskin & Harcourt LLP, our Canadian counsel, that a judgment of a United States court predicated solely upon civil liability under such laws would probably be enforceable in Canada if the United States court in which the judgment was obtained had a basis for jurisdiction in the matter that was recognized by a Canadian court for such purposes. The Corporation has also been advised by such counsel, however, that there is substantial doubt whether an action could be brought in Canada in the first instance on the basis of liability predicated solely upon such laws.

CURRENCY PRESENTATION AND EXCHANGE RATE INFORMATION

        All references to "$" in this Prospectus Supplement are to United States dollars and all references to "Cdn$" are to Canadian dollars. On February 23, 2016, the Bank of Canada noon rate of exchange was $1.00 = Cdn$1.3792 or Cdn$1.00 = $0.7251.

NON-GAAP FINANCIAL MEASURES

        The 2015 MD&A contains references to certain financial measures that are not recognized under IFRS. Management uses non-GAAP financial measures such as "Adjusted Net Earnings Attributable to Common Shareholders" and "Adjusted Net Earnings per Share" to provide investors with a supplemental measure to evaluate the underlying performance of the Corporation. Management also believes that securities analysts, investors and other interested parties frequently use non-GAAP financial measures in the evaluation of issuers. Management also uses non-GAAP financial measures in order to facilitate operating performance comparisons from period to period, prepare annual operating budgets, and to assess its ability to meet future debt service, capital expenditure, and working capital requirements. Non-GAAP financial measures do not have standardized meanings and are unlikely to be comparable to any similar measures presented by other companies.

        A reconciliation of non-GAAP financial measures related to the Corporation can be found under the heading "Supplemental Information" in the 2015 MD&A.

ELIGIBILITY FOR INVESTMENT

        In the opinion of Osler, Hoskin & Harcourt LLP, Canadian counsel to the Corporation, and Blake, Cassels & Graydon LLP, Canadian counsel to the Underwriters, based on the provisions of the Income Tax Act (Canada) (the "Tax Act") and the regulations thereunder (the "Regulations") in effect on the date hereof, the Offered Shares to be issued under this Prospectus Supplement if issued on the date hereof, would be, on such date, qualified investments under the Tax Act and Regulations for trusts governed by registered retirement savings plans ("RRSPs"), registered retirement income funds ("RRIFs"), registered education savings plans, deferred profit sharing plans, registered disability savings plans and tax-free savings accounts ("TFSAs"), provided that such shares are then listed on a designated stock exchange (which currently includes the TSX and NYSE).

        Notwithstanding that the Offered Shares may be qualified investments, a holder of a TFSA or an annuitant under an RRSP or RRIF will be subject to a penalty tax if the Offered Shares are a "prohibited investment" (as defined in the Tax Act) for a trust governed by a TFSA, RRSP or RRIF. Provided the annuitant of the RRSP or RRIF or the holder of the TFSA, as the case may be, deals at arm's length with the Corporation and does not have a "significant interest" (within the meaning of the Tax Act) in the Corporation, the Offered Shares will not be a prohibited investment under the Tax Act for such RRSP, RRIF or TFSA.

DOCUMENTS INCORPORATED BY REFERENCE

        This Prospectus Supplement is deemed to be incorporated by reference in the Prospectus solely for the purpose of the distribution of the Offered Shares. Information has been incorporated by reference in this Prospectus Supplement from documents filed with the securities commissions or similar authorities in each of the provinces of Canada and with the SEC. Copies of the documents incorporated by reference herein may be obtained on request without charge from the Corporate Secretary of the Corporation at 17th Floor, 25 York Street, Toronto, Ontario, M5J 2V5 (Telephone (416) 365-5123) and are also available electronically at www.sedar.com. The filings of the Corporation through SEDAR are not incorporated by reference in this Prospectus Supplement except as specifically set out herein.

        The information incorporated by reference is considered part of this Prospectus Supplement, and information filed with the securities commission or similar authorities in each of the provinces of Canada subsequent to this Prospectus Supplement and prior to the termination of the Offering will be deemed to update and, if applicable, supersede this information. The following documents, filed by the Corporation with the securities commissions or similar authorities in each of the provinces of Canada, are specifically incorporated by reference into, and form an integral part of, this Prospectus Supplement:

  (a)
  annual information form of the Corporation for the year ended December 31, 2014 dated March 31, 2015 ("AIF");

  (b)
  audited consolidated financial statements of the Corporation as at and for the years ended December 31, 2015 and 2014, together with the notes thereto and the auditor's report thereon;

  (c)
  management's discussion and analysis of financial condition and result of operations of the Corporation for the year ended December 31, 2015 (the "2015 MD&A");

  (d)
  management information circular of the Corporation dated March 24, 2015 prepared in connection with the annual and special meeting of shareholders held on May 6, 2015;

  (e)
  material change report of the Corporation dated February 18, 2015 relating to the update on the Tasiast mill expansion and disclosure of certain material non-cash impairment charges taken in connection with the 2014 year-end financial results;

  (f)
  material change report of the Corporation dated November 23, 2015 relating to the announcement of the entering into of a definitive asset purchase agreement with Barrick Gold Corporation to acquire 100% of the Bald Mountain gold mine and 50% of the Round Mountain gold mine that the Corporation does not already own; and

  (g)
  template version of the term sheet for the Offering dated February 24, 2016 (the "Marketing Materials").

        Any document of the type referred to in section 11.1 of Form 44-101F1 of National Instrument 44-101 — Prospectus Distributions (excluding confidential material change reports), if filed by the Corporation with a securities commission or similar regulatory authority in Canada after the date of this Prospectus Supplement disclosing additional or updated information including the documents incorporated by reference therein, filed pursuant to the requirements of applicable securities legislation in Canada and during the period that this Prospectus Supplement is effective, shall be deemed to be incorporated by reference in this Prospectus

Supplement. In addition, all documents filed with or furnished to the SEC on Form 6-K or Form 40-F by the Corporation on or after the date of this Prospectus Supplement shall be deemed to be incorporated by reference into the Prospectus and the registration statement on Form F-10 of which this Prospectus Supplement forms a part, if and to the extent expressly provided in such document. The documents incorporated or deemed to be incorporated herein by reference contain meaningful and material information relating to the Corporation and the readers should review all information contained in this Prospectus Supplement, the Prospectus and the documents incorporated or deemed to be incorporated by reference herein and therein.

        Any statement contained in the Prospectus Supplement or Prospectus or in a document incorporated or deemed to be incorporated by reference herein or therein shall be deemed to be modified or superseded, for purposes of the Prospectus Supplement and Prospectus, to the extent that a statement contained herein or in any other subsequently filed document that also is, or is deemed to be, incorporated by reference herein modifies, replaces or supersedes such statement. Any statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of this Prospectus Supplement or Prospectus. The modifying or superseding statement need not state that it has modified or superseded a prior statement or include any other information set forth in the document or statement that it modifies or supersedes.

        The making of a modifying or superseding statement shall not be deemed an admission for any purposes that the modified or superseded statement, when made, constituted a misrepresentation, an untrue statement of a material fact or an omission to state a material fact that is required to be stated or that is necessary to make a statement not misleading in light of the circumstances in which it was made.

 MARKETING MATERIALS

        The Marketing Materials are not part of this Prospectus Supplement or the Prospectus to the extent that the contents of the Marketing Materials have been modified or superseded by a statement contained in this Prospectus Supplement or any amendment. Any "template version" of "marketing materials" (each as defined in National Instrument 41-101 — General Prospectus Requirements) filed with the securities commission or similar authority in each of the provinces of Canada in connection with the Offering after the date hereof but prior to the termination of the distribution of the Offered Shares under this Prospectus Supplement (including any amendments to, or an amended version of, the Marketing Materials) is deemed to be incorporated by reference herein.

KINROSS GOLD CORPORATION

        Kinross is principally engaged in the mining and processing of gold and, as a by-product, silver ore and the exploration for, and the acquisition of, gold bearing properties in the Americas, the Russian Federation, West Africa and worldwide. The principal products of Kinross are gold and silver produced in the form of doré that is shipped to refineries for final processing.

        Kinross' strategy is to increase shareholder value through increases in precious metal reserves, net asset value, production, long-term cash flow and earnings per share. Kinross' strategy also consists of optimizing the performance, and therefore, the value, of existing operations, investing in quality exploration and development projects and acquiring new potentially accretive properties and projects.

Recent Developments

        On February 18, 2016, Standard & Poor's changed the Corporation's rating on its senior unsecured debt from BBB- to BB+ and changed the ratings outlook from negative to stable.

CONSOLIDATED CAPITALIZATION

        There have been no material changes to the Corporation's share and loan capitalization on a consolidated basis since December 31, 2015, except for the $175 million drawn on the Corporation's revolving credit facility in January 2016.

        As a result of the issuance of the Offered Shares which may be distributed under this Prospectus Supplement (including the Additional Shares issuable pursuant to the Over-Allotment Option), the share capital of the Corporation may increase by up to a maximum of $    •    after deducting the Underwriting Fee and the estimated expenses of the Offering and a maximum of an additional    •    Common Shares may be issued.

PLAN OF DISTRIBUTION

        Pursuant to the Underwriting Agreement, the Corporation has agreed to sell and the Underwriters have severally (and not jointly nor jointly and severally) agreed to purchase on the Closing Date, or such other date as may be agreed upon by the Corporation and the Underwriters, subject to the terms and conditions stated in the Underwriting Agreement, all but not less than all of the Offered Shares at the Offering Price, payable in cash to the Corporation against delivery of such Offered Shares. The Offering Price was determined by negotiation between the Corporation and the Underwriters.

        The obligations of the Underwriters under the Underwriting Agreement may be terminated upon the occurrence of certain stated events. The Underwriters are, however, obligated to take up and pay for all of the Offered Shares if any Offered Shares are purchased under the Underwriting Agreement, but are not obligated to take up and pay for any Additional Shares. The Underwriters are offering the Offered Shares, subject to prior sale, if, as and when issued to and accepted by them, subject to certain conditions contained in the Underwriting Agreement, such as receipt by the Underwriters of officers' certificates and legal opinions.

        The Offering is being made concurrently in all of the provinces of Canada and in the United States pursuant to MJDS. The Offered Shares will be offered in Canada and the United States through the Underwriters either directly or through their respective Canadian or U.S. broker-dealer affiliates or agents, as applicable. No Offered Shares will be offered or sold in any jurisdiction except by or through brokers or dealers duly registered under the applicable securities laws of that jurisdiction, or in circumstances where an exemption from such registered dealer requirements is available.

        The Offering Price of the Offered Shares for all investors will be payable in U.S. dollars, unless the Underwriters otherwise agree. All of the proceeds of the Offering will be paid to the Corporation by the Underwriters in U.S. dollars based on the U.S. dollar Offering Price.

        Subscriptions for the Offered Shares will be received subject to rejection or allotment in whole or in part and the right is reserved to close the subscription books at any time without notice. Other than pursuant to certain exceptions, registration of interests in and transfers of Offered Shares held through CDS or its nominee, will be made electronically through the NCI system of CDS. Offered Shares registered to CDS or its nominee will be deposited electronically with CDS on an NCI basis on the Closing Date. A purchaser of Offered Shares will receive only a customer confirmation from the registered dealer through which the Offered Shares are purchased.

        The Corporation expects that delivery of the Offered Shares will be made against payment therefor on the Closing Date, which will be the sixth business day (in the United States) following the date of pricing of the Offered Shares. Under Rule 15c6-1 under the U.S. Exchange Act of 1934, as amended (the "U.S. Exchange Act"), trades in the secondary market generally are required to settle in three business days, unless the parties to any such trade expressly agree otherwise. Accordingly, investors who wish to trade Offered Shares prior to the Closing Date may be required to specify an alternative settlement cycle at the time of any such trade to prevent a failed settlement. Investors who wish to trade Offered Shares prior to the Closing Date should consult their own advisors.

Over-Allotment Option

        The Corporation has granted to the Underwriters the Over-Allotment Option, exercisable in whole or in part, in the sole discretion of the Underwriters, for a period of 30 days from the closing of the Offering, to purchase up to    •    Additional Shares at the Offering Price, to cover over-allotments, if any, and for market stabilization purposes. A person who acquires Common Shares forming part of the Underwriters' over-allocation position acquires such shares under this Prospectus Supplement and the Prospectus regardless of whether the over-allocation position is ultimately filled through the exercise of the Over-Allotment Option or secondary market purchases. This Prospectus Supplement, and the accompanying Prospectus, qualify the distribution of the Over-Allotment Option and the distribution of the Additional Shares issuable upon exercise of the Over-Allotment Option.

Underwriting Fee

        The Corporation has agreed to pay a cash fee to the Underwriters in the amount equal to    •    % ($    •    per Offered Share sold) of the gross proceeds of the sale of the Offered Shares, including gross proceeds realized on the sale of Additional Shares issuable upon exercise of the Over-Allotment Option, if any.

        The Underwriters propose to offer the Offered Shares initially at the price specified on the cover of this Prospectus Supplement. After the Underwriters have made a reasonable effort to sell all of the Offered Shares at the price specified on the cover page, the price may be decreased and may be further changed from time to time to an amount not greater than that set out on the cover page, and the compensation realized by the Underwriters will be decreased by the amount that the aggregate price paid by purchasers for the Offered Shares is less than the gross proceeds paid by the Underwriters to the Corporation.

Price Stabilization and Short Positions

        Until the distribution of the Offered Shares is completed, SEC rules may limit the Underwriters from bidding for and purchasing Common Shares. However, the Underwriters may engage in transactions that stabilize, maintain or otherwise affect the market price of the Common Shares, such as bids or purchases to peg, fix or maintain that price in accordance with Regulation M under the U.S. Exchange Act.

        Pursuant to rules and policy statements of certain Canadian provincial securities regulatory authorities, the Underwriters may not, at any time during the period ending on the date the selling process for the Offered Shares ends and all stabilization arrangements relating to the Common Shares are terminated, bid for or purchase Common Shares for their own account or for accounts over which they exercise control or direction. The foregoing restrictions are subject to certain exceptions, on the condition that the bid or purchase is not engaged in for the purpose of creating actual or apparent active trading in, or raising the price of, the Common Shares. These exceptions include bids or purchases permitted under the Universal Market Integrity Rules for Canadian Marketplaces administered by the Investment Industry Regulatory Organization of Canada relating to market stabilization and passive market making activities and a bid or purchase made for and on behalf of a customer where the order was not solicited during the period of distribution. Subject to the foregoing, in connection with this Offering, the Underwriters may over-allot or effect transactions that stabilize or maintain the market price of the Common Shares at levels which might not prevail on the open market. Such transactions, if commenced, may be discontinued at any time.

        If the Underwriters create a short position in the Common Shares in connection with the Offering, i.e., if they sell more Offered Shares than are listed on the cover of this Prospectus Supplement, the Underwriters may reduce that short position by purchasing Common Shares in the open market. The Underwriters may also elect to reduce any short position by exercising all or part of the Over-Allotment Option described above. Purchases of Common Shares to stabilize the price or to reduce a short position may cause the price of the Common Shares to be higher than it might otherwise be in the absence of such purchases. No representation is made as to the magnitude or effect of any such stabilization or other activities. The Underwriters are not required to engage in these activities.

Lock-Up Agreements

        Pursuant to the Underwriting Agreement, the Corporation has agreed, subject to certain exceptions, not to directly or indirectly issue or agree to issue any Common Shares or securities or other financial instruments convertible into or having the right to acquire Common Shares, or disclose to the public any intention to do so, for a period from the date of the Underwriting Agreement until 90 days following closing of the Offering without the prior written consent of the Underwriters, which consent will not be unreasonably withheld. Exceptions to this include the issuance of securities which may be used for acquisitions.

Indemnity and Contribution

        The Corporation has agreed to indemnify the Underwriters, and certain related parties, against certain liabilities and expenses and to contribute to payments that the Underwriters may be required to make in respect thereof that are directly or indirectly based on or resulting from the Offering.

Stock Exchange Listing

        The Common Shares are listed on the TSX and the NYSE. The Corporation has applied to list the Offered Shares on the TSX and the NYSE. Listing will be subject to the Corporation fulfilling all of the listing requirements of the TSX and the NYSE.

Conflicts of Interest

        As described under "Use of Proceeds," the net proceeds of this Offering may be used in part to repay borrowings under existing credit facilities. Because more than 5% of the proceeds from this offering, not including underwriting compensation, may be paid to affiliates of certain of the Underwriters, this offering will be made in accordance with Rule 5121 of the Financial Industry Regulatory Authority ("FINRA"). Pursuant to that rule, the appointment of a qualified independent underwriter is not necessary in connection with this offering, as the Common Shares have a bona fide public market within the meaning of FINRA Rule 5121.

Relationship with TMX

        Each of TD Securities Inc. and Scotia Capital Inc. or an affiliate thereof owns or controls an equity interest in TMX Group Limited ("TMX") and has a nominee director serving on its board. As such, each such Underwriter may be considered to have an economic interest in the listing of securities on an exchange owned or operated by TMX, including the TSX, the TSX Venture Exchange and the Alpha Exchange (each, an "Exchange"). No person or company is required to obtain products or services from TMX or its affiliates as a condition of any such Underwriter supplying or continuing to supply a product or service. TD Securities Inc. and Scotia Capital Inc. do not require the Corporation to list securities on any of the Exchanges as a condition of supplying or continuing to supply underwriting or any other services.

USE OF PROCEEDS

        The estimated net proceeds to Kinross from the Offering, after deducting the Underwriting Fee but before deducting the expenses of the Offering are estimated to be approximately $    •    (or approximately $    •    if the Over-Allotment Option is exercised in full).

        Kinross intends to use the net proceeds of the offering to strengthen its balance sheet and improve the long-term liquidity position of the Corporation by using approximately $175 million of the net proceeds to repay indebtedness under the Corporation's credit facility that was incurred to fund part of the cash payment to Barrick Gold Corporation in relation to the acquisition of 100% of the Bald Mountain gold mine and 50% of the Round Mountain gold mine in Nevada. The remainder of the proceeds will be used to repay debt maturing in 2016 and for general corporate purposes.

 DESCRIPTION OF COMMON SHARES

        Kinross is authorized to issue an unlimited number of Common Shares and 1,147,587,983 Common Shares were issued and outstanding as of February 23, 2016. As a result of the Offering there will be    •    Common Shares outstanding (assuming the Over-Allotment Option is exercised in full). For a description of the terms and provisions of the Common Shares, see "Description of Common Shares" in the Prospectus.

RELATIONSHIP BETWEEN KINROSS AND CERTAIN UNDERWRITERS

        Certain banking affiliates of TD Securities Inc., Scotia Capital Inc., and     •    have provided the Corporation with a revolving credit facility in the amount of $1.18 billion (the "Credit Facility"). As a result, the Corporation may be considered a "connected issuer" to these Underwriters for purposes of Canadian securities laws. The Corporation is not in default of its obligations to the lenders under the Credit Facility and the lenders have not waived any breach of the agreement since its execution. The Corporation currently has $206 million drawn on the Credit Facility. Certain of the Corporation's material subsidiaries have guaranteed the Corporation's indebtedness under the Credit Facility. The financial position of the Corporation has not materially changed since such indebtedness was incurred under the Credit Facility, other than as has been publicly disclosed and/or as disclosed within this Prospectus Supplement or the accompanying Prospectus. The determination of the terms and conditions of the Offering were made through negotiations among the Underwriters and the Corporation without the involvement of the lenders. The Underwriters will derive no benefit from the Offering other than their fees described under "Plan of Distribution — Underwriters' Fee". The Corporation intends to use approximately $175 million of the net proceeds of the Offering to repay a portion of the Credit Facility as described under "Use of Proceeds".

 PRIOR SALES

        During the 12 month period before the date of this Prospectus Supplement, the Corporation has issued Common Shares and securities that are convertible into Common Shares as follows:

Date	Issuance Type	Total Number of Securities Issued	Issue or Exercise Price per Security
			(Cdn$)
Common Shares
February 27, 2015	Vesting of Restricted Share Units ("RSUs")	555	3.37
March 19, 2015	Vesting of RSUs	2,178	3.37
March 30, 2015	Vesting of RSUs	997	3.37
May 11, 2015	Vesting of RSUs	37,999	3.02
May 12, 2015	Vesting of RSUs	7,030	3.02
May 14, 2015	Vesting of RSUs	21,397	3.02
May 25, 2015	Vesting of RSUs	1,662	2.96
May 29, 2015	Vesting of RSUs	1,245	3.02
August 6, 2015	Vesting of RSUs	20,583	2.29
August 11, 2015	Vesting of RSUs	12,718	2.29
August 18, 2015	Vesting of RSUs	72,990	2.70
September 3, 2015	Vesting of RSUs	839	2.36
September 17, 2015	Vesting of RSUs	31	2.13
September 22, 2015	Vesting of RSUs	8,123	2.13
	Vesting of Performance Share Units ("RPSUs")	21,123	2.13
October 14, 2015	Vesting of RSUs	12,071	2.13
	Vesting of RPSUs	31,280	2.13
November 12, 2015	Vesting of RSUs	18,773	2.38
November 18, 2015	Vesting of RSUs	42,626	2.33
December 3, 2015	Vesting of RSUs	4,511	2.64
December 15, 2015	Vesting of RSUs	7,846	2.63
December 18, 2015	Vesting of RSUs	6,660	2.55
February 16, 2016	Vesting of RSUs	524,437	4.14
February 18, 2016	Vesting of RSUs	16,890	4.14
	Vesting of RSUs	131,855	3.90
February 19, 2016	Vesting of RSUs	247,091	3.90
	Vesting of RSUs	76,513	4.15
	Vesting of RPSUs	51,009	4.15
RSUs
May 8, 2015	RSU awards granted pursuant to the Restricted Share Plan	135,136	2.96	(1)
February 15, 2016	RSU awards granted pursuant to the Restricted Share Plan	2,090,597	4.17	(1)
RPSUs
May 8, 2015	RPSU awards granted pursuant to the Restricted Share Plan	318,173	2.68	(1)
February 15, 2016	RPSU awards granted pursuant to the Restricted Share Plan	1,887,419	4.47	(1)

Date	Issuance Type	Total Number of Securities Issued	Issue or Exercise Price per Security
			(Cdn$)
Options
May 8, 2015	Option awards granted pursuant to the Share Option Plan	187,074	2.96
February 15, 2016	Option awards granted pursuant to the Share Option Plan	1,872,352	4.17

Notes:

(1)
Represents the fair value of the RSU or RPSU at the date of the grant of the award.

TRADING PRICE AND VOLUME

        The Common Shares are currently listed on the TSX under the trading symbol "K" and the NYSE under the trading symbol "KGC". On February 23, 2016, the last trading day prior to the date of this Prospectus Supplement, the closing price of the Common Shares on the TSX and the NYSE was Cdn$4.24 and $3.07, respectively.

        The following table sets forth the reported price range and the trading volume for the Common Shares on the TSX for the 12-month period prior to the date of this Prospectus Supplement.

	Price Range
Period	High	Low	Trading Volume
	(Cdn$)	(Cdn$)
2015
February	$4.33	$3.28	49,163,952
March	$3.60	$2.80	61,101,306
April	$3.05	$2.75	51,779,439
May	$3.13	$2.81	59,678,122
June	$3.19	$2.74	56,754,081
July	$2.98	$2.10	47,453,011
August	$2.85	$2.15	53,555,645
September	$2.46	$1.79	59,621,381
October	$3.16	$2.23	60,799,838
November	$2.74	$2.26	43,102,919
December	$2.86	$2.46	63,938,190
2016
January	$2.84	$1.91	65,813,658
February 1-23	$4.33	$2.27	124,297,413
Total for Periods			797,058,955

        The following table sets forth the reported price range and the trading volume for the Common Shares on the NYSE for the 12-month period prior to the date of this Prospectus Supplement.

	Price Range
Period	High	Low	Trading Volume
2015
February	$3.47	$2.64	174,275,100
March	$3.05	$2.20	253,812,000
April	$2.47	$2.19	226,310,600
May	$2.62	$2.24	140,823,300
June	$2.59	$2.20	182,099,800
July	$2.36	$1.60	231,476,400
August	$2.19	$1.62	227,400,800
September	$1.87	$1.35	231,259,600
October	$2.40	$1.68	260,195,900
November	$2.10	$1.71	160,515,600
December	$2.14	$1.75	178,466,600
2016
January	$2.02	$1.31	211,157,300
February 1-23	$3.15	$1.62	312,459,905
Total for Periods			2,790,252,905

CERTAIN CANADIAN FEDERAL INCOME TAX CONSIDERATIONS

        In the opinion of Osler, Hoskin & Harcourt LLP, Canadian counsel to the Corporation, and Blake, Cassels & Graydon LLP, Canadian counsel to the Underwriters, the following is a summary of the principal Canadian federal income tax considerations under the Tax Act generally applicable to a holder who acquires as beneficial owner Offered Shares under the Offering and who, for purposes of the Tax Act and at all relevant times, deals at arm's length with, and is not affiliated with, the Corporation or any of the Underwriters, acquires and holds the Offered Shares as capital property and has not entered into, with respect to their Offered Shares, a "derivative forward agreement" as that term is defined in the Tax Act (a "Holder"). Generally the Offered Shares will be considered to be capital property to a Holder thereof provided that the Holder does not use or hold the Offered Shares in the course of carrying on a business and such Holder has not acquired them in one or more transactions considered to be an adventure or concern in the nature of trade.

        This summary is based on the facts set out in this Prospectus Supplement and the Prospectus, the provisions of the Tax Act and the Regulations in force as of the date prior to the date hereof, the Convention Between Canada and the United States of America with Respect to Taxes on Income and on Capital, signed September 26, 1980, as amended (the "Canada-U.S. Tax Convention"), and counsel's understanding of the current administrative policies and assessing practices of the Canada Revenue Agency (the "CRA") published in writing by the CRA prior to the date hereof. This summary takes into account all specific proposals to amend the Tax Act and the Regulations publicly announced by or on behalf of the Minister of Finance (Canada) prior to the date hereof (the "Tax Proposals") and assumes that the Tax Proposals will be enacted in the form proposed, although no assurance can be given that the Tax Proposals will be enacted in their current form or at all. This summary does not otherwise take into account or anticipate any changes in law or in the administrative policies or assessing practices of the CRA, whether by way of judicial, legislative or governmental decision or action. This summary is not exhaustive of all possible Canadian federal income tax considerations, and does not take into account other federal or any provincial or foreign tax legislation or considerations, which may differ from those described in this summary.

        This summary is of a general nature only and is not, and is not intended to be, and should not be construed to be, legal or tax advice to any particular Holder, and no representations concerning the tax consequences to any particular Holder are made. The tax consequences of acquiring, holding and disposing of Offered Shares will vary according to the Holder's particular circumstances. Holders should consult their own tax advisors regarding the tax considerations applicable to them having regard to their particular circumstances.

Currency Conversion

        Generally, for purposes of the Tax Act, all amounts relating to the acquisition, holding or disposition of the Offered Shares must be converted into Canadian dollars based on exchange rates as determined in accordance with the Tax Act. The amount of dividends required to be included in the income of, and capital gains or capital losses realized by, a Holder may be affected by fluctuations in the Canadian / U.S. dollar exchange rate.

Taxation of Resident Holders

        The following portion of the summary generally applies to a Holder who, for purposes of the Tax Act and any applicable income tax treaty or convention, is or is deemed to be resident in Canada at all relevant times (a "Resident Holder"). Certain Resident Holders to whom Offered Shares might not otherwise constitute capital property may make, in certain circumstances, or may have already made an irrevocable election permitted by subsection 39(4) of the Tax Act the effect of which may be to deem to be capital property any Offered Shares (and all other "Canadian Securities", as defined in the Tax Act) owned by such Resident Holder in the taxation year in which the election is made and in all subsequent taxation years. Resident Holders should consult their own tax advisors regarding this election.

        This portion of the summary is not applicable to a Holder (i) that is a "specified financial institution" as defined in the Tax Act, (ii) an interest in which is a "tax shelter investment" as defined in the Tax Act, (iii) that is, for purposes of certain rules (referred to as the mark-to-market rules) applicable to securities held by financial institutions, a "financial institution" as defined in the Tax Act, (iv) that reports its "Canadian tax results" as defined in the Tax Act in a currency other than Canadian currency, or (v) a purchaser that is a corporation and is, or becomes as part of a transaction or event or series of transactions or events that includes the acquisition of Offered Shares, controlled by a non-resident corporation for the purposes of the foreign affiliate dumping rules in section 212.3 of the Tax Act. Such Holders should consult their own tax advisors.

Dividends on Offered Shares

        Dividends (including deemed dividends) received on the Offered Shares by a Resident Holder who is an individual (other than certain trusts) will be included in the individual's income and will be subject to the gross-up and dividend tax credit rules applicable to taxable dividends received by individuals from "taxable Canadian corporations", as defined in the Tax Act, including the enhanced gross-up dividend tax credit rules applicable to any dividends designated by the Corporation as "eligible dividends" in accordance with the Tax Act. There may be limits on the ability of the Corporation to designate dividends as eligible dividends.

        Dividends received (or to be received) on the Offered Shares by a Resident Holder that is a corporation will be included in computing the corporation's income and will generally be deductible in computing its taxable income. In certain circumstances, subsection 55(2) of the Tax Act (as proposed to be amended by Tax Proposals released on July 31, 2015) will treat a taxable dividend received by a Holder that is a corporation as proceeds of disposition or a capital gain. Resident Holders that are corporations are urged to consult their own tax advisors having regard to their particular circumstances. A Resident Holder that is a "private corporation" or a "subject corporation", each as defined in the Tax Act, may be liable to pay a refundable tax under Part IV of the Tax Act on dividends received (or deemed to be received) on the Offered Shares to the extent that such dividends are deductible in computing the Resident Holder's taxable income for the taxation year. The rate of this refundable tax is proposed to be increased from 33 1/3% to 38 1/3% for taxation years ending after 2015, subject to proration for years that begin before 2016.

Disposition of Offered Shares

        Generally, upon a disposition (or a deemed disposition) of an Offered Share a Resident Holder will realize a capital gain (or a capital loss) equal to the amount by which the Resident Holder's proceeds of disposition are greater (or less) than the Resident Holder's adjusted cost base of such share immediately before the disposition or deemed disposition and any reasonable costs of the disposition. The adjusted cost base to the Resident

Holder of an Offered Share acquired pursuant to this Offering will be determined by averaging the cost of such share with the adjusted cost base of all Common Shares of the Corporation owned by the Resident Holder as capital property immediately before the time of acquisition, if any. The tax treatment of capital gains and capital losses is discussed below under "Taxation of Capital Gains and Capital Losses".

Taxation of Capital Gains and Capital Losses

        Generally, one-half of any capital gain (a "taxable capital gain"), realized by a Resident Holder in a taxation year must be included in the Resident Holder's income for that year and one-half of any capital loss (an "allowable capital loss") realized by a Resident Holder in a taxation year must be deducted against taxable capital gains realized by the Resident Holder in the year. Allowable capital losses in excess of taxable capital gains realized in a particular taxation year generally may be carried back and deducted in any of the three preceding taxation years or carried forward and deducted in any subsequent taxation year against net taxable capital gains realized by the Resident Holder in such years, to the extent and in the circumstances described in the Tax Act.

        The amount of any capital loss realized by a Resident Holder that is a corporation on the disposition (or deemed disposition) of an Offered Share may be reduced by the amount of any dividends received (or deemed to be received) by the Resident Holder on such share (or a share substituted for such share) to the extent and under the circumstances described in the Tax Act. Similar rules may apply where an Offered Share is owned by a partnership or trust of which a corporation, trust or partnership is a member or beneficiary. Such Resident Holders should consult their own advisors.

Additional Refundable Tax

        A Resident Holder that is throughout the taxation year a "Canadian-controlled private corporation", as defined in the Tax Act, is liable for tax, a portion of which may be refundable, on investment income, including taxable capital gains realized and dividends received or deemed to be received in respect of the Offered Shares (but not dividends or deemed dividends that are deductible in computing taxable income). The rate of this tax is proposed to be increased from 6 2/3% to 10 2/3% for taxation years ending after 2015, subject to protection for years that begin before 2016.

Taxation of Non-Resident Holders

        This portion of the summary is applicable to a Holder who, at all relevant times, is neither resident in Canada nor deemed to be resident in Canada for purposes of the Tax Act and any applicable income tax treaty or convention, and who does not use or hold, (and is not deemed to use or hold) the Offered Shares in connection with carrying on a business in Canada (a "Non-Resident Holder"). Special rules, which are not discussed in this summary, may apply to a Non-Resident Holder that is an insurer carrying on business in Canada and elsewhere. Such Non-Resident Holders should consult their own tax advisors with respect to an investment in Offered Shares.

Dividends

        Dividends paid or credited (or deemed to be paid or credited) to a Non-Resident Holder by the Corporation will be subject to Canadian withholding tax at the rate of 25%, subject to a reduction of such rate under the terms of an applicable income tax treaty or convention. In general, in the case of a Non-Resident Holder who is a resident of the United States for purposes of the Canada-U.S. Tax Convention, who is the beneficial owner of the dividend, and who qualifies for full benefits of the Canada-U.S. Tax Convention, the rate of such withholding tax will be reduced to 15%. Non-Resident Holders are urged to consult their own advisors to determine their entitlement to relief under an applicable income tax treaty or convention.

Disposition of Offered Shares

        A Non-Resident Holder generally will not be subject to tax under the Tax Act in respect of a capital gain realized on the disposition or deemed disposition of an Offered Share unless the Offered Share constitutes (or is deemed to constitute) "taxable Canadian property" of such Non-Resident Holder for purposes of the Tax Act, and the gain is not exempt from tax pursuant to the terms of an applicable income tax treaty or convention.

        Provided the Offered Shares are listed on a "designated stock exchange" as defined in the Tax Act (which currently includes the TSX and NYSE) at the time of disposition, the Offered Shares generally will not constitute taxable Canadian property of a Non-Resident Holder unless, at any time during the 60 month period immediately preceding the disposition, (i) at least 25% of the issued shares of any class or series of the capital stock of the Corporation were owned by or belonged to one or any combination of (a) the Non-Resident Holder, (b) persons with whom the Non-Resident Holder did not deal at arm's length, and (c) partnerships in which the Non-Resident Holder or a person described in (b) holds a membership interest directly or indirectly through one or more partnerships; and (ii) more than 50% of the fair market value of such shares was derived, directly or indirectly, from any combination of real or immovable property situated in Canada, "Canadian resource property" (as defined in the Tax Act), "timber resource property" (as defined in the Tax Act), or options in respect of, interests in, or for civil law rights in such properties, whether or not such property exists. Notwithstanding the foregoing, Offered Shares may be deemed to be taxable Canadian property in certain circumstances specified in the Tax Act.

        If the Offered Shares are taxable Canadian property of a Non-Resident Holder, any capital gain realized on the disposition or deemed disposition of such Offered Shares may be exempt from tax under the Tax Act pursuant to the terms of an applicable income tax treaty or convention. Non-Resident Holders whose Offered Shares may constitute taxable Canadian property should consult their own tax advisors.

 CERTAIN UNITED STATES FEDERAL INCOME TAX CONSIDERATIONS

        This section describes the material U.S. federal income tax consequences of owning the Offered Shares. It applies to you only if you acquire Offered Shares and hold such shares as capital assets for U.S. federal income tax purposes. This section does not apply to you if you are a member of a class of holders subject to special rules, such as:

  •
  a dealer in securities or currencies;

  •
  a trader in securities that elects to use a mark-to-market method of accounting for your securities holdings;

  •
  a bank;

  •
  a life insurance company;

  •
  a tax-exempt organization;

  •
  a person that owns Offered Shares as part of a straddle or a hedging or conversion transaction for U.S. federal income tax purposes;

  •
  a person that purchases or sells Offered Shares as part of a wash sale for U.S. federal income tax purposes; or

  •
  a U.S. holder (as defined below) whose functional currency for U.S. federal income tax purposes is not the U.S. dollar.

        This section is based on the Internal Revenue Code of 1986, as amended (the "Code"), its legislative history, existing and proposed regulations under the Code, published rulings and court decisions, all as currently in effect, as well as on the Canada-U.S. Tax Convention. These laws are subject to change, possibly on a retroactive basis. This section does not describe the effect of U.S. federal estate and gift tax laws, or the effect of any applicable state local or non-U.S. tax laws.

        If a partnership (or other entity treated as a partnership for U.S. federal income tax purposes) holds the Offered Shares, the U.S. federal income tax treatment of a partner (or member) will generally depend on the status of the partner and the U.S. federal income tax treatment of the partnership (or other entity). A partner in a partnership (or member of such other entity) holding the Offered Shares should consult its tax advisor with regard to the U.S. federal income tax treatment of an investment in the Offered Shares.

        Please consult your own tax advisor concerning the consequences of owning the Offered Shares in your particular circumstances under the Code and the laws of any other taxing jurisdiction.

        You are a U.S. holder if you are a beneficial owner of an Offered Share and you are:

  •
  an individual who is a citizen or resident (including a lawful permanent resident alien holding a green card) of the United States;

  •
  a domestic corporation or an entity treated as a corporation for U.S. federal income tax purposes;

  •
  an estate the income of which is subject to U.S. federal income tax regardless of its source; or

  •
  a trust if (a) a U.S. court can exercise primary supervision over the trust's administration and one or more U.S. persons are authorized to control all substantial decisions of the trust or (b) it has a valid election in effect under applicable Treasury regulations to be treated as a U.S. person.

        A "non-U.S. holder" is a beneficial owner of an Offered Share that is not a U.S. holder and is not a partnership or other entity treated as a partnership for U.S. federal income tax purposes.

U.S. Holders

Taxation of Dividends

        Under the U.S. federal income tax laws, and subject to the passive foreign investment company ("PFIC") rules discussed below, if the Corporation pays dividends in U.S. dollars, the gross amount of any dividend it pays out of current or accumulated earnings and profits (as determined for U.S. federal income tax purposes) is subject to U.S. federal income taxation. If you are a non-corporate U.S. holder, dividends that constitute qualified dividend income will be taxable to you at the preferential tax rates applicable to long-term capital gains provided that you hold the Offered Shares for more than 60 days during the 121-day period beginning 60 days before the ex-dividend date and meet other holding period requirements. Dividends the Corporation pays with respect to the Offered Shares should be qualified dividend income provided that the Corporation is not a PFIC in the year the dividend is paid or the previous taxable year.

        You must include any Canadian tax withheld from the dividend payment in this gross amount even though you do not in fact receive it. The dividend is taxable to you when you receive the dividend, actually or constructively. The dividend will not be eligible for the dividends-received deduction generally allowed to U.S. corporations in respect of dividends received from other U.S. corporations. Distributions in excess of current and accumulated earnings and profits (as determined for U.S. federal income tax purposes) will be treated as a non-taxable return of capital to the extent of your basis in the Offered Shares and thereafter as capital gain. However, we do not expect to calculate earnings and profits in accordance with U.S. federal income tax principles. Accordingly, you should expect to generally treat distributions we make as dividends.

        Dividends will be income from sources outside the United States and will, depending on your circumstances, be either "passive" or "general" income for purposes of computing the foreign tax credit allowable to you. Subject to certain limitations, the Canadian tax withheld from dividend payments to you will be creditable or deductible against your U.S. federal income tax liability. The rules governing the calculation and timing of foreign tax credits and the deduction of foreign taxes are complex and depend upon your particular circumstances. U.S. holders should consult their tax advisors regarding the availability of the foreign tax credit in their particular circumstances.

        If you receive dividend distributions paid in Canadian dollars, you must include in your income the U.S. dollar value of such Canadian dollar payment, determined at the spot Canadian dollar/U.S. dollar rate on the date the dividend distribution is includible in your income, regardless of whether the payment is in fact converted into U.S. dollars. Generally, any gain or loss resulting from currency exchange fluctuations during the period from the date you include the dividend payment in income to the date you convert the payment into U.S. dollars will be treated as ordinary income or loss and will not be eligible for the special tax rate applicable to qualified dividend income. The gain or loss generally will be income or loss from sources within the United States for foreign tax credit limitation purposes.

Taxation of Capital Gains

        Subject to the PFIC rules discussed below, if you are a U.S. holder and you sell or otherwise dispose of your Offered Shares, you will recognize capital gain or loss for U.S. federal income tax purposes equal to the difference between the U.S. dollar value of the amount that you realize and your tax basis, determined in U.S. dollars, in your Offered Shares. Capital gain of a non-corporate U.S. holder is generally taxed at preferential rates where the property is held for more than one year. The gain or loss will generally be income or loss from sources within the United States for foreign tax credit limitation purposes.

Medicare Tax

        A U.S. holder who is an individual, or that is an estate or a trust that does not fall into a special class of trusts that is exempt from such tax, is subject to a 3.8% tax on the lesser of (i) the U.S. holder's "net investment income" (or "undistributed net investment income" in the case of an estate or trust) for the relevant taxable year and (ii) the excess of the U.S. holder's modified adjusted gross income for the taxable year over a certain threshold (which in the case of an individual is between $125,000 and $250,000, depending on the individual's circumstances). A U.S. holder's net investment income generally includes its dividend income and its net gains from the disposition of Offered Shares, unless such dividend income or net gains are derived in the ordinary course of the conduct of a trade or business (other than a trade or business that consists of certain passive or trading activities). If you are a U.S. holder who is an individual, or that is an estate or trust, you should consult your tax advisors regarding the applicability of the Medicare tax to your income and gains in respect of your investment in the Offered Shares.

Non-U.S. Holders

Taxation of Dividends

        If you are a non-U.S. holder, dividends paid to you in respect of Offered Shares will not be subject to U.S. federal income tax unless (i) the dividends are "effectively connected" with your conduct of a trade or business within the United States, and (ii) the dividends are attributable to a permanent establishment that you maintain in the United States if that is required by an applicable income tax treaty as a condition for subjecting you to U.S. taxation on a net income basis. In such cases you generally will be taxed in the same manner as a U.S. holder. If you are a corporate non-U.S. holder, "effectively connected" dividends may, under certain circumstances, be subject to an additional "branch profits tax" at 30% or at a lower rate if you are eligible for the benefits of an income tax treaty that provides for a lower rate.

Taxation of Capital Gains

        If you are a non-U.S. holder, you will not be subject to U.S. federal income tax on gain recognized on the sale or other disposition of your Offered Shares unless:

  •
  (i) the gain is "effectively connected" with your conduct of a trade or business in the United States, and (ii) the gain is attributable to a permanent establishment that you maintain in the United States if that is required by an applicable income tax treaty as a condition for subjecting you to U.S. taxation on a net income basis; or

  •
  you are an individual, you are present in the United States for 183 or more days in the taxable year of the sale and certain other conditions exist.

        If you are a corporate non-U.S. holder, "effectively connected" gains that you recognize may also, under certain circumstances, be subject to an additional "branch profits tax" at a 30% rate or at a lower rate if you are eligible for the benefits of an income tax treaty that provides for a lower rate.

PFIC Rules

        The Corporation believes that Offered Shares should not be treated as interests in a PFIC for U.S. federal income tax purposes, but this conclusion is a factual determination that is made annually and thus may be subject to change.

        In general, if you are a U.S. holder, the Corporation will be a PFIC with respect to you if for any taxable year in which you hold Offered Shares:

  •
  at least 75% of the Corporation's gross income for the taxable year is passive income; or

  •
  at least 50% of the value, determined on the basis of a quarterly average, of the Corporation's assets is attributable to assets that produce or are held for the production of passive income.

        Passive income generally includes dividends, interest, royalties, rents (other than certain rents and royalties derived in the active conduct of a trade or business), annuities and gains from assets that produce passive income. If a foreign corporation owns at least 25% by value of the stock of another corporation, the foreign corporation is treated for purposes of the PFIC tests described above as owning its proportionate share of the assets of the other corporation, and as receiving directly its proportionate share of the other corporation's income.

        If the Corporation is treated as a PFIC, and you are a U.S. holder that did not make a mark-to-market election, as described below, you will be subject to special rules with respect to:

  •
  any gain you realize on the sale or other disposition of your Offered Shares; and

  •
  any excess distribution that the Corporation makes to you (generally, any distributions to you during a single taxable year that are greater than 125% of the average annual distributions received by you in respect of the Offered Shares during the three preceding taxable years or, if shorter, your holding period for the Offered Shares).

        Under these rules:

  •
  the gain or excess distribution will be allocated rateably over your holding period for the Offered Shares;

  •
  the amount allocated to the taxable year in which you realized the gain or excess distribution will be taxed as ordinary income;

  •
  the amount allocated to each prior year, with certain exceptions, will be taxed at the highest tax rate in effect for that year; and

  •
  the interest charge generally applicable to underpayments of tax will be imposed in respect of the tax attributable to each such year.

        If the Corporation was a PFIC, a U.S. holder generally would be taxed as described above unless the U.S. holder made a mark-to-market election with respect to its Offered Shares to mitigate some of the adverse tax consequences of holding stock in a PFIC. A U.S. holder that holds stock of a PFIC generally may make a mark-to-market election with respect to its stock if the stock constitutes "marketable stock." Marketable stock is stock that is regularly traded (other than in de minimis quantities) on a U.S. or non-U.S. exchange or other market that the U.S. Treasury Department determines has trading, listing, financial disclosure, and other rules adequate to carry out the purposes of the mark-to-market election. The Offered Shares should constitute marketable stock with respect to which a mark-to-market election could be made. In such case, a U.S. holder would generally include as ordinary income or loss the difference between the fair market value of the Offered Shares at the end of the taxable year and the adjusted tax basis of the Offered Shares (but loss could only be included to the extent of the net amount of previously included income as a result of the mark-to-market election). If a U.S. holder made the mark-to-market election, the U.S. holder's tax basis in the Offered Shares would be adjusted to reflect any such income or loss amounts. Any gain recognized on the sale or other disposition of Offered Shares would be treated as ordinary income. U.S. holders should consult their own tax advisors regarding the availability and advisability of making a mark-to-market election with respect to the Offered Shares in their particular circumstances.

        The Corporation does not intend to provide U.S. holders with such information as may be required to make a qualified electing fund election effective.

Information with respect to Foreign Financial Assets

        Owners of "specified foreign financial assets" with an aggregate value in excess of $50,000 (and in some circumstances, a higher threshold) may be required to file an information report with respect to such assets with their tax returns. "Specified foreign financial assets" may include financial accounts maintained by foreign financial institutions, as well as the following, but only if they are held for investment and not held in accounts maintained by financial institutions: (i) stocks and securities issued by non-U.S. persons, (ii) financial instruments and contracts that have non-U.S. issuers or counterparties, and (iii) interests in foreign entities. Holders are urged to consult their tax advisors regarding the application of this reporting requirement to their ownership of Offered Shares.

Backup Withholding and Information Reporting

        If you are a non-corporate U.S. holder, information reporting requirements, on IRS Form 1099, generally will apply to dividend payments or other taxable distributions made to you within the United States, and the payment of proceeds to you from the sale of Offered Shares effected by a U.S. broker or a foreign broker with certain connections to the United States. Additionally, backup withholding may apply to such payments if you fail to comply with applicable certification requirements or are notified by the IRS that you have failed to report all interest and dividends required to be shown on your federal income tax returns.

        If you are a non-U.S. holder, you will generally be exempt from backup withholding and information reporting requirements with respect to dividend payments made to you outside the United States by the Corporation or another non-U.S. payor. You will also generally be exempt from backup withholding and information reporting requirements in respect of dividend payments made within the United States and the payment of the proceeds from the sale of Offered Shares effected at a U.S. office of a broker, as long as either (i) the payor or broker does not have actual knowledge or reason to know that you are a U.S. person and you have furnished a valid IRS Form W-8 or other documentation upon which the payor or broker may rely to treat the payments as made to a non-U.S. person, or (ii) you otherwise establish an exemption.

        Payment of the proceeds from the sale of Offered Shares effected at a foreign office of a broker that has no connections to the United States generally will not be subject to information reporting or backup withholding. However, a sale effected at a foreign office of a broker could be subject to information reporting in the same manner as a sale within the United States (and in certain cases may be subject to backup withholding as well) if (i) the broker has certain connections to the United States, (ii) the proceeds or confirmation are sent to the United States or (iii) the sale has certain other specified connections with the United States.

        Backup withholding is not an additional tax. You generally may obtain a refund of any amounts withheld under the backup withholding rules that exceed your income tax liability by timely filing a refund claim with the IRS.

RISK FACTORS

        Before making an investment decision, prospective purchasers of Offered Shares should carefully consider the information described in this Prospectus Supplement, the Prospectus and the documents incorporated by reference herein and therein. There are certain risks inherent in an investment in the Offered Shares, including any risk factors described herein, in the Prospectus or in a document incorporated by reference herein or therein, which investors should carefully consider before investing. Some of the factors described herein, in the Prospectus and in the documents incorporated by reference herein and therein are interrelated and, consequently, investors should treat such risk factors as a whole. If any of the risk factors described herein, in the Prospectus, in the AIF or in another document incorporated by reference herein or therein occur, it could have a material adverse effect on the business, financial condition and results of operations of the Corporation. Additional risks and uncertainties of which the Corporation currently is unaware or that are unknown or that it currently deems to be immaterial could have a material adverse effect on the Corporation's business, financial condition and results of operation. The Corporation cannot assure you that it will successfully address any or all of these risks. There is no assurance that any risk management steps taken will avoid future loss due to the occurrence of the risks described herein, in the Prospectus in the AIF or in the other documents incorporated by reference herein or therein or other unforeseen risks.

Risks Relating to the Offering

The use of the net proceeds from the Offering is subject to change

        The Corporation currently intends to allocate the net proceeds it will receive from the Offering as described under "Use of Proceeds" of this Prospectus Supplement. However, management will have discretion in the actual application of the net proceeds, and may elect to allocate proceeds differently from that described in "Use of Proceeds" if management believes it would be in the Corporation's best interests to do so. The shareholders of the Corporation may not agree with the manner in which management chooses to allocate and spend the net proceeds. The failure by management to apply these funds effectively could have a material adverse effect on the Corporation's business.

Sales of a significant number of the Common Shares in the public markets, or the perception of such sales, could depress the market price of the Common Shares

        Sales of a substantial number of the Common Shares or other equity-related securities in the public markets by the Corporation could depress the market price of the Common Shares and impair the Corporation's ability to raise capital through the sale of additional equity securities. The Corporation cannot predict the effect that future sales of the Common Shares or other equity-related securities would have on the market price of the Common Shares. The price of the Common Shares could be affected by possible sales of the Common Shares by hedging or arbitrage trading activity which the Corporation expects to occur involving the Common Shares.

LEGAL MATTERS

        Certain legal matters relating to the Offering will be passed upon on behalf of the Corporation by Osler, Hoskin & Harcourt LLP with respect to Canadian legal matters and Sullivan & Cromwell LLP with respect to U.S. legal matters and on behalf of the Underwriters by Blake, Cassels & Graydon LLP with respect to Canadian legal matters and Shearman & Sterling LLP with respect to U.S. legal matters.

        As at the date of this Prospectus Supplement, the partners and associates of Osler, Hoskin & Harcourt LLP, as a group, and the partners and associates of Blake, Cassels & Graydon LLP, as a group, each beneficially own, directly or indirectly, less than 1% of any class of securities of the Corporation.

EXPERTS

        Except as otherwise set out in this Prospectus Supplement, the Prospectus or in the documents incorporated by reference herein or therein, all technical and scientific disclosure in this Prospectus Supplement and the Prospectus has been prepared by, or under the supervision of Mr. John Sims, an officer of the Corporation and a "qualified person" as defined in NI 43-101. Mr. John Sims beneficially owns, directly or indirectly, in the aggregate, less than 1% of the securities of any class of the Corporation and does not otherwise have any direct or indirect interest in the property of the Corporation.

AUDITORS, TRANSFER AGENT AND REGISTRAR

        The auditors of Kinross are KPMG LLP, Chartered Professional Accountants, Suite 4600 Bay Adelaide Centre, 333 Bay Street, Toronto, Ontario, M5H 2S5. KPMG LLP is independent of Kinross within the meaning of the relevant rules and related interpretations prescribed by the relevant professional bodies in Canada and any applicable legislation or regulation and under all relevant U.S. professional and regulatory standards.

        The transfer agent and registrar for the Common Shares is Computershare Investor Services Inc. at its principal offices in Toronto, Ontario and Calgary, Alberta.

DOCUMENTS FILED AS PART OF THE REGISTRATION STATEMENT

        The following documents have been filed with the SEC as part of the registration statement on Form F-10 of which this Prospectus Supplement forms a part: (i) the documents referred to under "Documents Incorporated by Reference" other than the Marketing Materials; (ii) the consent of KPMG LLP; (iii) the consent of Osler, Hoskin & Harcourt LLP; (iv) the consent of Mr. John L. Sims; (v) powers of attorney from directors and officers of the Corporation; and (vi) a form of trust indenture.

This prospectus is a base shelf prospectus. This short form base shelf prospectus has been filed under legislation in each of the provinces of Canada that permits certain information about these securities to be determined after this prospectus has become final and that permits the omission from this prospectus of that information. The legislation requires the delivery to purchasers of a prospectus supplement containing the omitted information within a specified period of time after agreeing to purchase any of these securities.

No securities regulatory authority has expressed an opinion about these securities and it is an offence to claim otherwise. This short form base shelf prospectus constitutes a public offering of these securities only in those jurisdictions where they may be lawfully offered for sale and therein only by persons permitted to sell such securities in these jurisdictions.

Information has been incorporated by reference in this short form base shelf prospectus from documents filed with securities commissions or similar authorities in Canada. Copies of the documents incorporated herein by reference may be obtained on request without charge from the Corporate Secretary of Kinross Gold Corporation at 17th Floor, 25 York Street, Toronto, Ontario, M5J 2V5 (Telephone (416) 365-5123), and are also available electronically at www.sedar.com.

SHORT FORM BASE SHELF PROSPECTUS

New Issue	February 11, 2016

KINROSS GOLD CORPORATION

$1,000,000,000

Debt Securities
Common Shares
Warrants
Subscription Receipts
Units
Share Purchase Contracts

Kinross Gold Corporation ("Kinross" or the "Corporation") may offer and sell from time to time debt securities ("Debt Securities"), common shares of the Corporation ("Common Shares"), warrants ("Warrants") to purchase any of the other securities that are described in this short form base shelf prospectus (the "Prospectus"), subscription receipts ("Subscription Receipts"), units ("Units") comprised of one or more of any of the other securities that are described in this Prospectus, share purchase contracts obligating holders to purchase a specified number of Common Shares at a future date or dates, or similar contracts which may be issued on a prepaid basis (in each case, "Share Purchase Contracts") or any combination of such securities (all of the foregoing collectively, the "Securities" and individually, a "Security") for up to an aggregate offering price of $1,000,000,000 (or its equivalent in Canadian dollars or any other currencies), in one or more transactions during the 25-month period that this Prospectus, including any amendments hereto, remains effective.

The Corporation will provide the specific terms of any offering of Securities, including the specific terms of the Securities with respect to a particular offering and the terms of such offering, in one or more prospectus supplements (each a "Prospectus Supplement") to this Prospectus. The Securities may be offered separately or together or in any combination, and as separate series. An investor should read this Prospectus and the applicable Prospectus Supplement carefully before investing in any Securities.

All dollar amounts in this Prospectus are in United States dollars, unless otherwise indicated. See "Currency Presentation and Exchange Rate Information".

All information permitted under applicable securities laws to be omitted from this Prospectus will be contained in one or more Prospectus Supplements that will be delivered to purchasers together with this Prospectus. For the purposes of applicable securities laws, each Prospectus Supplement will be incorporated by reference into this Prospectus as of the date of the Prospectus Supplement and only for the purposes of the distribution of the Securities to which that Prospectus Supplement pertains.

The Corporation may sell Securities directly to investors, or through agents, underwriters or dealers it selects. If the Corporation uses agents, underwriters or dealers to sell the Securities, it will name them and describe their compensation in a Prospectus Supplement. The net proceeds that the Corporation expects to receive from an offering of Securities will be described in the Prospectus Supplement relating to that offering. See "Plan of Distribution".

The Corporation has filed an undertaking with each of the securities regulatory authorities in each of the provinces of Canada that it will not distribute Securities that, at the time of distribution, are novel specified derivatives or novel asset-backed securities, without first pre-clearing with the applicable regulator the disclosure to be contained in the Prospectus Supplement pertaining to the distribution of such Securities.

The Common Shares are listed and posted for trading on the Toronto Stock Exchange (the "TSX") under the symbol "K". On February 10, 2016, the last trading day prior to the date of this Prospectus, the closing price of the Common Shares on the TSX was Cdn$3.58. In addition, the Common Shares are listed on the New York Stock Exchange (the "NYSE") under the symbol "KGC". On February 10, 2016, the last trading day prior to the date of this Prospectus, the closing price of the Common Shares on the NYSE was $2.57. Unless otherwise specified in the applicable Prospectus Supplement, Securities other than Common Shares will not be listed on any securities exchange. There is currently no market through which such Securities may be sold and purchasers may not be able to resell any such Securities purchased under this Prospectus and the Prospectus Supplement relating to such Securities. This may affect the pricing of such Securities in the secondary market, the transparency and availability of trading prices, the liquidity of such Securities and the extent of issuer regulation. See "Risk Factors".

THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE UNITED STATES SECURITIES AND EXCHANGE COMMISSION (THE "SEC") NOR HAS THE SEC PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

Kinross is permitted, under a multi-jurisdictional disclosure system ("MJDS") adopted in the United States and Canada, to prepare this Prospectus in accordance with Canadian disclosure requirements. Prospective investors should be aware that such requirements are different from those of the United States. The Corporation prepares its financial statements in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board ("IFRS"). Thus, the Corporation's financial statements may not be comparable to the financial statements of United States companies.

Purchasers of Securities should be aware that the acquisition of Securities may have tax consequences both in the United States and in Canada. Such consequences for purchasers who are resident in the United States may not be described fully herein. Purchasers of Securities should read the tax discussion contained in the applicable Prospectus Supplement with respect to a particular offering of Securities.

The enforcement by investors of civil liabilities under United States federal securities laws may be affected adversely by the fact that the Corporation is incorporated under the laws of the Province of Ontario, Canada, that most of its officers and directors are residents of Canada, that some of the experts named in this Prospectus are residents of Canada, and that all or a substantial portion of the assets of the Corporation and said persons are located outside of the United States.

Directors of the Corporation residing outside of Canada have appointed Kinross Gold Corporation at 17th Floor, 25 York Street, Toronto, Ontario M5J 2V5 as agent for service of process. Purchasers are advised that it may not be possible for investors to enforce judgments against any person that resides outside of Canada, even if the person has appointed an agent for service of process.

An investment in Securities involves significant risks that should be carefully considered by prospective investors before purchasing Securities. The risks outlined in this Prospectus and in the documents incorporated by reference herein, including the applicable Prospectus Supplement, should be carefully reviewed and considered by prospective investors in connection with any investment in Securities. See "Cautionary Note Regarding Forward-Looking Information" and "Risk Factors".

No underwriter has been involved in the preparation of this Prospectus nor has any underwriter performed any review of the contents of this Prospectus.

The Corporation's head and registered office is located at 17th Floor, 25 York Street, Toronto, Ontario, M5J 2V5.

i

ABOUT THIS SHORT FORM PROSPECTUS

        In this Prospectus, the Corporation and its subsidiaries are collectively referred to as the "Corporation" or "Kinross", unless the context otherwise requires. The Corporation has not authorized anyone to provide readers with information different from that contained in this Prospectus or in any free writing prospectus prepared by the Corporation. The Corporation takes no responsibility for, and can provide no assurance as to the reliability of any other information that others may give readers of this Prospectus. The Corporation is not making an offer of Securities in any jurisdiction where the offer is not permitted.

        Readers should not assume that the information contained or incorporated by reference in this Prospectus is accurate as of any date other than the date of this Prospectus or the respective dates of the documents incorporated by reference herein, unless otherwise noted herein or as required by law. It should be assumed that the information appearing in this Prospectus, any Prospectus Supplement and the documents incorporated by reference herein and therein are accurate only as of their respective dates. The business, financial condition, results of operations and prospects of the Corporation may have changed since those dates.

        This Prospectus shall not be used by anyone for any purpose other than in connection with an offering of Securities as described in one or more Prospectus Supplements. The Corporation does not undertake to update the information contained or incorporated by reference herein, including any Prospectus Supplement, except as required by applicable securities laws. Information contained on, or otherwise accessed through, the website of the Corporation, www.kinross.com, shall not be deemed to be a part of this Prospectus and such information is not incorporated by reference herein.

CAUTIONARY NOTE REGARDING FORWARD-LOOKING INFORMATION

        All statements, other than statements of historical fact, contained or incorporated by reference in this Prospectus including, but not limited to, any information as to the future financial or operating performance of Kinross, constitute "forward-looking information" or "forward-looking statements" within the meaning of certain securities laws, including the provisions of the Securities Act (Ontario) and the provisions for "safe harbor" under the United States Private Securities Litigation Reform Act of 1995 and are based on expectations, estimates and projections as of the date of this Prospectus, or in the case of any documents incorporated by reference herein, as of the date of such documents.

        Forward-looking statements contained or incorporated by reference in this Prospectus, include, without limitation, statements with respect to our guidance for production; production costs of sales; all-in sustaining cost and capital expenditures; mineral reserve and mineral resource estimates; expected savings pursuant to our cost review and reduction initiatives including, without limitation, optimization of projects and operations, as well as references to other possible events; the future price of gold and silver; the realization of mineral reserve and mineral resource estimates; the timing and amount of estimated future production; costs of production; capital expenditures; costs and timing of the development of projects and new deposits; success of exploration, development and mining activities; permitting timelines; currency fluctuations; requirements for additional capital; government regulation of mining operations; environmental risks; unanticipated reclamation expenses; title disputes or claims; limitations on insurance coverage; project studies; mine life extensions; restarting suspended or disrupted operations; continuous improvement initiatives; and the completion and timing of acquisitions. The words "alternative", "anticipate", "assumption", "believe", "budget", "concept", "contemplate", "consideration", "contingent", "encouraging", "estimates", "expects", "explore", "feasibility", "focus", "forecast", "guidance", "indicate", "initiative", "possible", "potential", "pre-feasibility", "priority", "projection", "prospect", "pursue", "seek", "schedule", "study", "target", "timeline" or "view", or variations of or similar such words and phrases or statements that certain actions, events or results may, could, should, would, might or will be achieved, received or taken, or will occur or result and similar such expressions identify forward-looking statements.

        Forward-looking statements are necessarily based upon a number of estimates and assumptions that, while considered reasonable by Kinross as of the date of such statements, are inherently subject to significant business, economic and competitive uncertainties and contingencies. The estimates, models and assumptions of Kinross referenced, contained or incorporated by reference in this Prospectus, which may prove to be incorrect, include, but are not limited to, the various assumptions set forth in the AIF and 2015 MD&A (all as defined below and incorporated by reference into this Prospectus) as well as: (1) there being no significant disruptions affecting the operations of the Corporation or any entity in which it now or hereafter directly or indirectly holds an investment, whether due to extreme weather events (including, without limitation, excessive or lack of rainfall) and other or related natural disasters, labour disruptions (including, but not limited to, following announced and/or implemented workforce reductions at Tasiast), supply disruptions, power disruptions, damage to equipment or otherwise; (2) permitting, development, operations and production from the Corporation's operations being consistent with our current expectations including, without limitation, land acquisitions and permitting for the construction and operation of the new tailings facility, water and power supply and launch of the new tailings reprocessing facility at Paracatu; (3) political and legal developments in any jurisdiction in which the Corporation, or any entity in which it now or hereafter directly or indirectly holds an investment, operates being consistent with its current expectations including, without limitation, the impact of any escalating political tensions and uncertainty in the Russian Federation and Ukraine or any related sanctions and any other similar restrictions or penalties imposed, or actions taken, by any government, potential power rationing in Brazil and potential amendments to the Brazilian Mining Code, the Chilean Water Code and/or other water use restrictions and regulatory actions in Chile, the Minerals and Mining Act (2006) and dam safety regulation in Ghana, the Customs Code and the Mining Code, (including but not limited amendments to the VAT regime pursuant to the 2015 Budget Law) in Mauritania, and the Tax Code in Russia (including, but not limited to, the interpretation, implementation and application of any such amendments), being consistent with Kinross' current expectations; (4) the exchange rate between the Canadian dollar, Brazilian real, Chilean peso, Russian rouble, Mauritanian ouguiya, Ghanaian cedi and the United States dollar being approximately consistent with current levels; (5) certain price assumptions for gold and silver; (6) prices for diesel, natural gas, fuel oil, electricity and other key supplies being approximately consistent with current levels; (7) production and cost of sales forecasts for the Corporation, and entities in which it now or hereafter directly or indirectly holds an investment, meeting expectations; (8) the accuracy of the current mineral reserve and mineral resource estimates of the Corporation (including but not limited to ore tonnage and ore grade estimates); (9) labour and materials costs increasing on a basis consistent with Kinross' current expectations; (10) the development of, operations at and production from the Corporation's operations, being consistent with Kinross' current expectations; (11) the terms and conditions of the legal and fiscal stability agreements for the Tasiast and Chirano operations being interpreted and applied in a manner consistent with their intent and Kinross' expectations; (12) goodwill and/or asset impairment potential; and (13) access to capital markets, including but not limited to maintaining its credit ratings, being consistent with the Corporation's current expectations.

        Known and unknown factors could cause actual results to differ materially from those projected in the forward-looking statements. Such factors include, but are not limited to: sanctions (or any other similar restrictions or penalties) now or subsequently imposed, or other actions taken, by, against, in respect of or otherwise impacting any jurisdiction in which the Corporation is domiciled or operates (including but not limited to the Russian Federation, Canada, the European Union and the United States), or any government or citizens of, persons or companies domiciled in, or the Corporation's business, operations or other activities in, any such jurisdiction; litigation commenced, or other claims or actions brought, against the Corporation (and/or any of its directors, officers or employees) in respect of the cessation by the Corporation of investment in and development of the Fruta del Norte project and its sale, or any of the Corporation's prior activities on or in respect thereof or otherwise in Ecuador, including but not limited to in respect of environmental or tax matters; fluctuations in the currency markets; fluctuations in the spot and forward price of gold or certain other commodities (such as fuel and electricity); changes in the discount rates applied to calculate the present value of net future cash flows based on country-specific real weighted average cost of capital; changes in the market valuations of peer group gold producers and the Corporation, and the resulting impact on market price to net asset value multiples; changes in various market variables, such as interest rates, foreign exchange rates, gold or silver prices and lease rates, or global fuel prices, that could impact the mark-to-market value of outstanding derivative instruments and ongoing payments/receipts under any financial obligations; risks arising from holding derivative instruments (such as credit risk, market liquidity risk and mark-to-market risk); changes in national and local government legislation, taxation (including but not limited to income tax, advance income tax, stamp tax, withholding tax, capital tax, tariffs, value-added or sales tax, capital outflow tax, capital gains tax, windfall or windfall profits tax, royalty, excise tax, customs/import or export taxes/duties, asset taxes, asset transfer tax, property use or other real estate tax, together with any related fine, penalty, surcharge, or interest imposed in connection with such taxes), controls, policies and regulations; the security of personnel and assets; political or economic developments in Canada, the United States, Chile, Brazil, the Russian Federation, Mauritania, Ghana, or other countries in which Kinross, or entities in which it now or hereafter directly or indirectly holds an interest, do business or may carry on business; business opportunities that may be presented to, or pursued by, us; our ability to successfully integrate acquisitions and complete divestitures; operating or technical difficulties in connection with mining or development activities; employee relations; litigation or other claims against, or regulatory investigations and/or any enforcement actions, sanctions or penalties in respect of the Corporation (and/or its directors, officers, or employees) including, but not limited to, securities class action litigation in Canada and/or the United States, or any investigations, enforcement actions and/or sanctions under any applicable anti-bribery, international sanctions and/or anti-money laundering laws and regulations in Canada, the United States or any other applicable jurisdiction; the speculative nature of gold exploration and development including, but not limited to, the risks of obtaining necessary licenses and permits; diminishing quantities or grades of reserves; adverse changes in our credit rating; and contests over title to properties, particularly title to undeveloped properties. In addition, there are risks and hazards associated with the business of gold exploration, development and mining, including environmental hazards, industrial accidents, unusual or unexpected formations, pressures, cave-ins, flooding and gold bullion losses (and the risk of inadequate insurance, or the inability to obtain insurance, to cover these risks). Many of these uncertainties and contingencies can directly or indirectly affect, and could cause, Kinross' actual results to differ materially from those expressed or implied in any forward-looking statements made by, or on behalf of, Kinross, including but not limited to resulting in an impairment charge on goodwill and/or assets. There can be no assurance that forward-looking statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Forward-looking statements are provided for the purpose of providing information about management's expectations and plans relating to the future.

        All of the forward-looking statements made in this Prospectus are qualified by these cautionary statements and those made in our other filings with the securities regulators of Canada and the United States including, but not limited to, the cautionary statements made in the "Risk Factors" section of our AIF and the "Risk Analysis" sections of our 2015 MD&A. These factors are not intended to represent a complete list of the factors that could affect Kinross. Kinross disclaims any intention or obligation to update or revise any forward-looking statements or to explain any material difference between subsequent actual events and such forward-looking statements, except to the extent required by applicable law. The Corporation's public filings with the securities commissions or similar authorities in each of the provinces of Canada can be found through the System for Electronic Document Analysis and Retrieval ("SEDAR") on the Corporation's profile at www.sedar.com.

 NOTICE REGARDING PRESENTATION OF OUR MINERAL RESERVE AND RESOURCE ESTIMATES

        In accordance with applicable Canadian securities regulatory requirements, all mineral reserve and mineral resource estimates of Kinross incorporated by reference in this Prospectus have been prepared in accordance with National Instrument 43-101 — Standards of Disclosure for Mineral Projects ("NI 43-101"), classified in accordance with Canadian Institute of Mining Metallurgy and Petroleum's "CIM Standards on Mineral Resources and Reserves Definitions and Guidelines" (the "CIM Guidelines"). The definitions of mineral reserves and mineral resources are set out in our disclosure of our mineral reserve and mineral resource estimates that are incorporated by reference in this Prospectus.

        Kinross uses the terms "mineral resources", "measured mineral resources", "indicated mineral resources" and "inferred mineral resources". While those terms are recognized by Canadian securities regulatory authorities, they are not recognized by the SEC. Pursuant to the CIM Guidelines, mineral resources have a higher degree of uncertainty than mineral reserves as to their existence as well as their economic and legal feasibility. Inferred mineral resources, when compared with measured or indicated mineral resources, have the least certainty as to their existence, and it cannot be assumed that all or any part of inferred mineral resources will be upgraded to an indicated or measured mineral resource as a result of continued exploration. Pursuant to NI 43-101, inferred mineral resources may not form the basis of any economic analysis, including any feasibility study. Accordingly, investors are cautioned not to assume that all or any part of a mineral resource exists, will ever be converted into a mineral reserve, or is or will ever be economically or legally mineable or recovered.

 ENFORCEMENT OF CERTAIN CIVIL LIABILITIES

        The Corporation is a corporation existing under the laws of the Province of Ontario, Canada. A majority of the assets of the Corporation are located outside of the United States and a majority of the directors and officers of the Corporation and some of the experts named in this Prospectus are residents of Canada and a majority of their assets are located outside of the United States. As a result, it may be difficult for United States investors to effect service of process within the United States upon those directors, officers or experts who are not residents of the United States, or to realize in the United States upon judgments of courts of the United States predicated upon civil liability of such directors, officers or experts under United States federal securities laws. The Corporation has been advised by Osler, Hoskin & Harcourt LLP, our Canadian counsel, that a judgment of a United States court predicated solely upon civil liability under such laws would probably be enforceable in Canada if the United States court in which the judgment was obtained had a basis for jurisdiction in the matter that was recognized by a Canadian court for such purposes. The Corporation has also been advised by such counsel, however, that there is substantial doubt whether an action could be brought in Canada in the first instance on the basis of liability predicated solely upon such laws.

CERTAIN AVAILABLE INFORMATION

        Kinross is subject to the informational reporting requirements of the United States Securities Exchange Act of 1934 (the "Exchange Act") as the Common Shares are registered under Section 12(b) of the Exchange Act. Accordingly, the Corporation is required to publicly file reports and other information with the SEC. Under the MJDS, the Corporation is permitted to prepare such reports and other information in accordance with Canadian disclosure requirements, which are different from United States disclosure requirements. As a foreign private issuer, the Corporation is exempt from the rules under the Exchange Act prescribing the furnishing and content of proxy statements, and the Corporation's officers, directors and principal shareholders are exempt from the reporting and short-swing profit recovery provisions contained in Section 16 of the Exchange Act.

        Reports and other information concerning the Corporation can be inspected and copied at the public reference facilities maintained by the SEC at: 100 F Street, N.E., Washington, D.C. 20549. Copies of these materials can be obtained from the Public Reference section of the SEC at 100 F Street, N.E., Washington, D.C. at prescribed rates. Please call the SEC at 1-800-SEC-0330 for further information on the public reference room. Certain of the Corporation's filings are also electronically available from the SEC's Electronic Document Gathering and Retrieval System ("EDGAR"), and which may be accessed at www.sec.gov.

        The Corporation has filed with the SEC a registration statement on Form F-10 under the Securities Act of 1933 with respect to the Securities. This Prospectus, including the documents incorporated by reference in this Prospectus, which forms a part of the registration statement, does not contain all of the information set forth in the registration statement, certain parts of which are contained in the exhibits to the registration statement as permitted by the rules and regulations of the SEC. For further information with respect to the Corporation and the Securities, reference is made to the registration statement and the exhibits thereto. The registration statement can be found on EDGAR at www.sec.gov.

CURRENCY PRESENTATION AND EXCHANGE RATE INFORMATION

        All references to "$" in this Prospectus are to United States dollars and all references to "Cdn$" are to Canadian dollars. On February 10, 2016, the Bank of Canada noon rate of exchange was US$1.00 = Cdn$1.40 or Cdn$1.00 = US$0.72.

NON-GAAP FINANCIAL MEASURES

        The 2015 MD&A contains references to certain financial measures that are not recognized under IFRS. Management uses non-GAAP financial measures such as Adjusted Net Earnings Attributable to Common Shareholders and Adjusted Net Earnings per Share to provide investors with a supplemental measure to evaluate the underlying performance of the Corporation. Management also believes that securities analysts, investors and other interested parties frequently use non-GAAP financial measures in the evaluation of issuers. Management also uses non-GAAP financial measures in order to facilitate operating performance comparisons from period to period, prepare annual operating budgets, and to assess its ability to meet future debt service, capital expenditure, and working capital requirements. Non-GAAP financial measures do not have standardized meanings and are unlikely to be comparable to any similar measures presented by other companies.

        A reconciliation of non-GAAP financial measures related to the Corporation can be found under the heading "Supplemental Information" in the 2015 MD&A.

DOCUMENTS INCORPORATED BY REFERENCE

        Information has been incorporated by reference in this Prospectus from documents filed with the securities commissions or similar authorities in each of the provinces of Canada and with the SEC. Copies of the documents incorporated by reference herein may be obtained on request without charge from the Corporate Secretary of the Corporation at 17th Floor, 25 York Street, Toronto, Ontario, M5J 2V5 (Telephone (416) 365-5123) and are also available electronically at www.sedar.com. The filings of the Corporation through SEDAR are not incorporated by reference in this Prospectus except as specifically set out herein.

        The information incorporated by reference is considered part of this Prospectus, and information filed with the securities commission or similar authorities in each of the provinces of Canada subsequent to this Prospectus and prior to the termination of a particular offering of Securities referred to in any Prospectus Supplement will be deemed to update and, if applicable, supersede this information. Except as may be set forth in a Prospectus Supplement, the following documents, filed by the Corporation with the securities commissions or similar authorities in each of the provinces of Canada, are specifically incorporated by reference into, and form an integral part of, this Prospectus:

  (a)
  annual information form of the Corporation for the year ended December 31, 2014 dated March 31, 2015 ("AIF");

  (b)
  audited consolidated financial statements of the Corporation as at and for the year ended December 31, 2015 and 2014, together with the notes thereto and the auditor's report thereon;

  (c)
  management's discussion and analysis of financial condition and result of operations of the Corporation for the year ended December 31, 2015 (the "2015 MD&A");

  (d)
  management information circular of the Corporation dated March 24, 2015 in connection with the annual and special meeting of shareholders to be held on May 6, 2015;

  (e)
  material change report of the Corporation dated February 18, 2015 relating to the update on the Tasiast mill expansion and disclosure of certain material non-cash impairment charges taken in connection with the 2014 year-end financial results; and

  (f)
  material change report of the Corporation dated November 23, 2015 relating to the announcement of the entering into of a definitive asset purchase agreement with Barrick Gold Corporation to acquire 100% of the Bald Mountain gold mine and 50% of the Round Mountain gold mine that the Corporation does not already own.

        Any document of the type referred to in section 11.1 of Form 44-101F1 of National Instrument 44-101 — Prospectus Distributions (excluding confidential material change reports), if filed by the Corporation with a securities commission or similar regulatory authority in Canada after the date of this Prospectus and all Prospectus Supplements (only in respect of the offering of Securities to which that particular Prospectus Supplement relates) disclosing additional or updated information including the documents incorporated by reference therein, filed pursuant to the requirements of applicable securities legislation in Canada and during the period that this Prospectus is effective, shall be deemed to be incorporated by reference in this Prospectus. In addition, all documents filed on Form 6-K or Form 40-F by the Corporation with the SEC on or after the date of this Prospectus shall be deemed to be incorporated by reference into this Prospectus and the registration statement on Form F-10 of which this Prospectus forms a part, if and to the extent expressly provided in such document. The documents incorporated or deemed to be incorporated herein by reference contain meaningful and material information relating to the Corporation and the readers should review all information contained in this Prospectus, the applicable Prospectus Supplement and the documents incorporated or deemed to be incorporated by reference herein and therein.

        Upon a new annual information form and annual consolidated financial statements being filed by the Corporation with the applicable Canadian securities commissions or similar regulatory authorities in Canada during the period that this Prospectus is effective, the previous annual information form, the previous annual consolidated financial statements and all interim consolidated financial statements and in each case the accompanying management's discussion and analysis of financial condition and results of operations, and material change reports, filed prior to the commencement of the financial year of the Corporation in which the new annual information form is filed shall be deemed to no longer be incorporated into this Prospectus for purpose of future offers and sales of Securities under this Prospectus. Upon interim consolidated financial statements and the accompanying management's discussion and analysis of financial condition and results of operations being filed by the Corporation with the applicable Canadian securities commissions or similar regulatory authorities during the period that this Prospectus is effective, all interim consolidated financial statements and the accompanying management's discussion and analysis of financial condition and results of operations filed prior to such new interim consolidated financial statements and management's discussion and analysis of financial condition and results of operations shall be deemed to no longer be incorporated into this Prospectus for purposes of future offers and sales of Securities under this Prospectus. In addition, upon a new management information circular for an annual meeting of shareholders being filed by the Corporation with the applicable Canadian securities commissions or similar regulatory authorities during the period that this Prospectus is effective, the previous management information circular filed in respect of the prior annual meeting of shareholders shall no longer be deemed to be incorporated into this Prospectus for purposes of future offers and sales of Securities under this Prospectus.

        A Prospectus Supplement containing the specific terms of an offering of Securities and other information relating to the Securities will be delivered to prospective purchasers of such Securities, together with this Prospectus, and will be deemed to be incorporated into this Prospectus as of the date of such Prospectus Supplement but only for the purpose of the offering of the Securities covered by that Prospectus Supplement.

        Any statement contained in this Prospectus or in a document incorporated or deemed to be incorporated by reference herein shall be deemed to be modified or superseded, for purposes of this Prospectus, to the extent that a statement contained herein or in any other subsequently filed document that also is, or is deemed to be, incorporated by reference herein modifies, replaces or supersedes such statement. Any statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of this Prospectus. The modifying or superseding statement need not state that it has modified or superseded a prior statement or include any other information set forth in the document or statement that it modifies or supersedes.

        The making of a modifying or superseding statement shall not be deemed an admission for any purposes that the modified or superseded statement, when made, constituted a misrepresentation, an untrue statement of a material fact or an omission to state a material fact that is required to be stated or that is necessary to make a statement not misleading in light of the circumstances in which it was made.

 KINROSS GOLD CORPORATION

        Kinross is principally engaged in the mining and processing of gold and, as a by-product, silver ore and the exploration for, and the acquisition of, gold bearing properties in the Americas, the Russian Federation, West Africa and worldwide. The principal products of Kinross are gold and silver produced in the form of doré that is shipped to refineries for final processing.

        Kinross' strategy is to increase shareholder value through increases in precious metal reserves, net asset value, production, long-term cash flow and earnings per share. Kinross' strategy also consists of optimizing the performance, and therefore, the value, of existing operations, investing in quality exploration and development projects and acquiring new potentially accretive properties and projects.

Subsidiary Governance and Internal Controls

        A significant portion of the Corporation's business is carried on through subsidiaries. A detailed description of Kinross' corporate structure is set out in the AIF. In addition, as required by OSC Staff Notice 51-720 — Issuer Guide for Companies Operating in Emerging Markets, the following supplements the AIF disclosure relating to the corporate structure.

        Kinross has a system of governance, internal controls over financial reporting, and disclosure controls and procedures that apply at all levels of the Corporation and its subsidiaries, including those that operate in emerging markets. These systems are overseen by the Corporation's board of directors and are implemented by the Corporation's senior management, and the senior management of its subsidiaries. The relevant features of these systems include:

        Control Over Subsidiaries.    All of the Corporation's subsidiaries are wholly-owned or controlled unless otherwise noted in the AIF. Regional operations are overseen by a Regional Vice-President employed by the applicable foreign subsidiary, who reports to the Corporation's Executive Vice-President and Chief Operating Officer. The mind and management of Kinross' subsidiaries, including those subsidiaries in emerging markets, is located in the applicable jurisdictions, each of the subsidiaries legally or beneficially owns or controls its operating assets and the subsidiaries' operational decisions are localized. Kinross, as the ultimate sole shareholder, has internal policies and systems in place which provide it with visibility into the operations of its subsidiaries, including its subsidiaries operating in emerging markets, and the Corporation's management team is responsible for monitoring the activities of the subsidiaries.

        Further, the board of directors (or similar governing body) of each subsidiary is appointed by the shareholders of such subsidiary. Directors (or those holding similar positions) may be replaced at any time by a written resolution of the shareholders (or equivalent corporate action under applicable law). Through its corporate structure, Kinross has the power to directly or indirectly appoint and replace the board members of each subsidiary, including those operating in emerging markets, and therefore the boards of directors (or similar governing bodies under applicable law) of Kinross' subsidiaries (including those operating in emerging markets), subject to their respective fiduciary duties and in accordance with applicable corporate procedures, are accountable to Kinross and its board of directors and senior management, as the ultimate shareholder.

        With respect to the bank accounts of subsidiaries, certain jurisdictions require authorized signatories to be residents of such jurisdictions; however, Kinross has internal controls that require each of the Corporation's subsidiaries to notify the Corporation's treasury team before opening or closing any bank accounts. Kinross' treasury team is also responsible for generally monitoring the activity within all such bank accounts on an ongoing basis via a web-based global treasury management system and/or web-based account access provided by the applicable financial institution to the extent available.

        Strategic Direction.    While the mining operations of each of the Corporation's subsidiaries are managed locally, exploration strategies, external corporate financing, tax governance, additional technical support services, hedging and acquisition strategies are established centrally by the Corporation's management, and, on consideration, implemented accordingly by senior management of applicable subsidiaries under the oversight of their respective boards of directors. Each subsidiary is responsible for the development and execution of its own risk management programs based on the enterprise risk management process established by the Corporation. The subsidiaries report a summary of their respective risk registers to the Corporation's management on a quarterly basis which is then reported to the Audit and Risk Committee.

        Financial Reporting.    Kinross prepares its consolidated financial statements and Management Discussion & Analysis ("MD&A") on a quarterly and annual basis, using IFRS as issued by the International Accounting Standards Board, which includes financial information and disclosure from its subsidiaries. The Corporation has internal controls over the preparation of its financial statements and other financial disclosures to provide assurance that its financial reporting is reliable and that the quarterly and annual financial statements and MD&A are being prepared in accordance with IFRS and applicable securities laws. These internal controls include the following:

  (a)
  As part of the quarterly results and reporting process, the Corporation holds quarterly business review meetings (each, a "QBR") for each of the Corporation's operating regions. The QBRs are hosted by the Chief Operating Officer, attended by senior finance and operations management of the Corporation and its subsidiaries and information is presented by regional and site management of the applicable subsidiaries. The QBRs include a review of operational performance as well as key financial information pertaining to the quarter.

  (b)
  The Corporation receives quarterly reporting packages from its key operating subsidiaries including financial information and disclosures required to complete the Corporation's consolidated financial statements and MD&A. Those responsible for the finance function of the Corporation's subsidiaries report to the Corporation's management, and the Corporation's management has direct access to relevant financial information and finance personnel of the subsidiaries.

  (c)
  All public disclosure documents and financial statements relating to the Corporation and its subsidiaries containing material information are reviewed by senior management and approved by the Corporation's Disclosure Committee before such material is disclosed. The Disclosure Committee is comprised of the Chief Financial Officer, the Chief Operating Officer and the Chief Legal Officer. With respect to quarterly reporting including consolidated financial statements and MD&A, the Disclosure Committee meets to review and discuss all information prior to public disclosure. A summary of such meeting is provided to the Audit and Risk Committee by the Chief Financial Officer. The Disclosure Committee also receives a report on quarterly and annual sub-certifications received from senior management responsible for direct oversight of the operations of each operating subsidiary.

  (d)
  The primary responsibility of the Audit and Risk Committee is to oversee the Corporation's financial reporting process on behalf of the board of directors of Kinross and to report the results of its activities to the board of directors.

  (e)
  The Audit and Risk Committee reviews the Corporation's quarterly and annual financial statements and MD&A and meets with senior management to discuss quarterly results, including accounting, disclosure and control matters. The Audit and Risk Committee recommends the quarterly and annual consolidated financial statements to the Corporation's board of directors for approval.

  (f)
  The Audit and Risk Committee receives confirmation from the Chief Executive Officer and Chief Financial Officer as to the matters addressed in the quarterly and annual certifications required under National Instrument 52-109 — Certification of Disclosure in Issuer's Annual and Interim Filings. This confirmation is obtained from the quarterly CFO report which provides a summary of management's assessment and evaluation of internal control over financial reporting and disclosure control and procedures.

  (g)
  The Audit and Risk Committee periodically assesses and evaluates the adequacy of the procedures in place for the review of the Corporation's public disclosure of financial information extracted or derived from the Corporation's financial statements, other than the annual and interim financial statements and related notes, MD&A, earnings releases and the annual information form.

        Pursuant to regulations adopted by the U.S. Securities and Exchange Commission, under the Sarbanes-Oxley Act of 2002 and those of the Canadian Securities Administrators, Kinross' management evaluates the effectiveness of the design and operation of the Corporation's disclosure controls and procedures and internal controls over financial reporting. This evaluation is done under the supervision of, and with the participation of, the Corporation's Chief Executive Officer and Chief Financial Officer.

        These systems of corporate governance, internal controls over financial reporting and disclosure controls and procedures are designed to enable, among other things, Kinross to have access to all material information about its subsidiaries, including those operating in emerging markets.

Fund Transfers from the Corporation's Subsidiaries

        Kinross has sufficient cash flow from the operations of its various subsidiaries. Certain of the Corporation's subsidiaries have a long history of operating in emerging markets and Kinross has not had any material issues with respect to transferring funds from, to or within emerging markets. Funds are transferred to, from or among Kinross' subsidiaries pursuant to a variety of methods which include the following: chargeback of costs undertaken on behalf of the subsidiaries via intercompany invoices; advances and repayment of intercompany loans and related interest expense; equity purchases; returns of capital and dividend declaration/payment by the subsidiaries. The method of transfer is dependent on the financing or other arrangement established amongst Kinross and/or its applicable subsidiaries. All fund transfers from Kinross' subsidiaries are in compliance with applicable law.

Records Management of the Corporation's Subsidiaries

        As required by applicable law, original copies of all corporate records are required to be maintained in the language of, and stored at the offices of, each subsidiary in the jurisdiction of incorporation. However, where practical, a duplicate set of corporate records for certain subsidiaries are maintained at Kinross' head office in Toronto. Kinross also maintains a web-based global entity management system for recording such corporate information and documents which is regularly monitored and updated by Kinross' corporate secretarial team and/or the regional legal teams.

Recent Developments

        On January 11, 2016, the Corporation announced that it had completed its acquisition of 100% of the Bald Mountain gold mine and 50% of the Round Mountain gold mine in Nevada from Barrick Gold Corporation for $610 million in cash. Kinross previously owned 50% of the Round Mountain gold mine bringing its ownership to 100%.

        On February 10, 2016, the Corporation announced the appointment of Mr. Ian Atkinson to the board of directors of the Corporation. In addition, the Corporation announced that Mr. John K. Carrington has decided to retire from the board of directors of the Corporation and he will not stand for re-election at the Corporation's next annual meeting of shareholders.

Update on SEC/DOJ Investigations

        In August 2013, the Corporation received information regarding allegations of improper payments made to government officials and certain internal control deficiencies at its West Africa mining operations. The Corporation promptly thereafter commenced an internal investigation into the allegations in accordance with the Corporation's Whistleblower Policy. In March and December 2014 and July 2015, the Corporation received confidential subpoenas from the United States Securities and Exchange Commission (the "SEC") seeking information and documents relating to these allegations and in December 2014, the Corporation received similar requests for information from the United States Department of Justice (the "DOJ"). The Corporation continues to cooperate with the SEC and DOJ and continues to diligently pursue its own internal investigation. The investigation remains ongoing, and additional issues or facts could become known as the investigation continues.

        On December 10, 2015, the NGOs MiningWatch Canada and the French anti-corruption association Sherpa announced that they had filed a report with the Royal Canadian Mounted Police ("RCMP") calling for an investigation of the Corporation for alleged breaches of Canada's anti-corruption laws at the Corporation's Tasiast mine in Mauritania and its Chirano mine in Ghana. While it appears likely that the report purports to address the same subject matter as that of the Corporation's internal investigation and the SEC and DOJ processes, the Corporation has not received a copy of the report and as of the date hereof is not aware of any resulting RCMP investigation or other actions by any Canadian authorities.

 CONSOLIDATED CAPITALIZATION

        The applicable Prospectus Supplement will describe any material change, and the effect of such material change, on the share and loan capitalization of the Corporation that will result from the issuance of Securities pursuant to such Prospectus Supplement.

        There have been no material changes to the Corporation's share and loan capitalization on a consolidated basis since December 31, 2015, except for the $175 million drawn on the Corporation's revolving credit facility in January 2016.

PLAN OF DISTRIBUTION

        The Corporation may offer and sell Securities directly to one or more purchasers, through agents, or through underwriters or dealers designated by the Corporation from time to time. The Corporation may distribute the Securities from time to time in one or more transactions at a fixed price or prices (which may be changed from time to time), at market prices prevailing at the times of sale, at prices related to prevailing market prices or at negotiated prices. A description of such pricing will be disclosed in the applicable Prospectus Supplement. The Corporation may offer Securities in the same offering, or it may offer Securities in separate offerings. A Prospectus Supplement will describe the terms of each specific offering of Securities, including (i) the terms of the Securities to which the Prospectus Supplement relates, including the type of Security being offered; (ii) the name or names of any agents, underwriters or dealers involved in such offering of Securities; (iii) the purchase price of the Securities offered thereby and the proceeds to, and the portion of expenses borne by, the Corporation from the sale of such Securities; (iv) any agents' commission, underwriting discounts and other items constituting compensation payable to agents, underwriters or dealers; and (v) any discounts or concessions allowed or re-allowed or paid to agents, underwriters or dealers.

        If underwriters are used in an offering, the Securities offered thereby will be acquired by the underwriters for their own account and may be resold from time to time in one or more transactions at a fixed public offering price or at varying prices determined at the time of sale. Securities may be either offered to the public through underwriting syndicates represented by managing underwriters or by underwriters without a syndicate. Only underwriters named in the Prospectus Supplement are deemed to be underwriters in connection with the Securities offered thereby. The obligations of the underwriters to purchase Securities will be subject to the conditions precedent agreed upon by the parties and outlined in the applicable Prospectus Supplement and the underwriters will be obligated to purchase all Securities under that offering if any are purchased. Any public offering price and any discounts or concessions allowed or re-allowed or paid to agents, underwriters or dealers may be changed from time to time.

        The Securities may also be sold: (i) directly by the Corporation at such prices and upon such terms as agreed to by the Corporation and the purchaser of such Securities; or (ii) through agents designated by the Corporation from time to time. Any agent involved in the offering and sale of the Securities in respect of which this Prospectus is delivered will be named, and any commissions payable by the Corporation to such agent will be set forth, in the Prospectus Supplement. Unless otherwise indicated in the Prospectus Supplement, any agent is acting on a "best efforts" basis for the period of its appointment.

        The Corporation may agree to pay the underwriters a commission for various services relating to the issue and sale of any Securities offered under any Prospectus Supplement. Agents, underwriters or dealers who participate in the distribution of the Securities may be entitled under agreements to be entered into with the Corporation to indemnification by the Corporation against certain liabilities, including liabilities under securities legislation, or to contribution with respect to payments which such underwriters, dealers or agents may be required to make in respect thereof.

        Agents, underwriters or dealers may make sales of Securities in privately negotiated transactions and/or any other method permitted by law, including sales deemed to be an "at-the-market" offering as defined in and subject to limitations imposed by and the terms of any regulatory approvals required and obtained under, applicable Canadian securities laws which includes sales made directly on an existing trading market for the Common Shares, or sales made to or through a market maker other than on an exchange. In connection with any offering of Securities, except with respect to "at-the-market" offerings, underwriters may over-allot or effect transactions which stabilize or maintain the market price of the offered Securities at a level above that which might otherwise prevail in the open market. Such transactions may be commenced, interrupted or discontinued at any time. No underwriter or dealer involved in an "at-the-market" offering, as defined under applicable Canadian securities laws, no affiliate of such an underwriter or dealer and no person or company acting jointly or in concert with such an underwriter or dealer will over-allot Securities in connection with such distribution or effect any other transactions that are intended to stabilize or maintain the market price of the Securities. In the event that the Corporation determines to pursue an "at-the-market" offering in Canada, the Corporation shall apply for the applicable exemptive relief from the Canadian securities commissions.

        The Corporation may authorize agents or underwriters to solicit offers by eligible institutions to purchase Securities from the Corporation at the public offering price set forth in the applicable Prospectus Supplement under delayed delivery contracts providing for payment and delivery on a specified date in the future. The conditions to these contracts and the commissions payable for solicitation of these contracts will be set forth in the applicable Prospectus Supplement.

        Each class or series of Securities, other than the Common Shares, will be a new issue of Securities with no established trading market. Subject to applicable laws, any underwriter may make a market in such Securities, but will not be obligated to do so and may discontinue any market making at any time without notice. There may be limited liquidity in the trading market for any such Securities.

USE OF PROCEEDS

        The net proceeds to the Corporation from any offering of Securities, the proposed use of those proceeds and the specific business objectives which the Corporation expects to accomplish with such proceeds will be set forth in the applicable Prospectus Supplement relating to that offering of Securities.

        There may be circumstances where, on the basis of results obtained or for other sound business reasons, a re-allocation of funds may be necessary or prudent. Accordingly, management of the Corporation will have broad discretion in the application of the proceeds of an offering of Securities. The actual amount that the Corporation spends in connection with each intended use of proceeds may vary significantly from the amounts specified in the applicable Prospectus Supplement and will depend on a number of factors, including those referred to under "Risk Factors" and any other factors set forth in the applicable Prospectus Supplement.

DESCRIPTION OF DEBT SECURITIES

        The Corporation may issue Debt Securities, separately or together, with Common Shares, Warrants, Subscription Receipts, Share Purchase Contracts or Units or any combination thereof, as the case may be. The Debt Securities will be issued under one or more indentures, in each case between the Corporation and a trustee to be determined by the Corporation and named in a Prospectus Supplement. A form of the indenture to be used in connection with offerings of Debt Securities will be filed by the Corporation with the Canadian securities regulatory authorities at www.sedar.com and with the SEC as an exhibit to the registration statement on Form F-10. The following describes the general terms that will apply to any Debt Securities that may be offered by the Corporation pursuant to this Prospectus. The terms and provisions of any Debt Securities offered under a Prospectus Supplement may differ from the terms described below, and may not be subject to or contain any or all of the terms described below.

        The specific terms and provisions of the Debt Securities, and the extent to which the general terms of the Debt Securities described in this Prospectus apply to those Debt Securities, will be set forth in the applicable Prospectus Supplement. This description will include, where applicable:

  •
  aggregate principal amount and authorized denominations of such Debt Securities;

  •
  the manner of determining the offering price(s);

  •
  the currency in which the Debt Securities may be purchased and the currency in which the principal and any interest is payable;

  •
  the percentage of the principal amount at which such Debt Securities will be issued;

  •
  the date or dates on which such Debt Securities will mature;

  •
  any mandatory or optional redemption provisions applicable to the Debt Securities;

  •
  any sinking fund or analogous redemption provisions applicable to the Debt Securities;

  •
  the rate or rates per annum at which such Debt Securities will bear interest (if any), or the method of determination of such rates (if any);

  •
  the dates on which any such interest will be payable and the record dates for such payments;

  •
  the form of consideration for payment of any interest and/or principal payments (whether by cash, Common Shares or other securities, or a combination thereof);

  •
  the trustee under the indenture pursuant to which the Debt Securities are to be issued;

  •
  the designation and terms of any Debt Securities which will be offered, if any, and the number of Debt Securities that will be offered;

  •
  any exchange or conversion terms;

  •
  any provisions relating to any security provided for the Debt Securities;

  •
  event of default provisions contained in the indenture pursuant to which the Debt Securities are to be issued;

  •
  whether the Debt Securities will be senior or subordinated to other liabilities of the Corporation;

  •
  if applicable, the identity of the Debt Security agent;

  •
  whether the Debt Securities will be listed on any securities exchange;

  •
  whether the Debt Securities will be issued with any other securities and, if so, the amount and terms of these securities;

  •
  any minimum or maximum subscription amount;

  •
  whether the Debt Securities are to be issued in registered form, "book-entry only" form, non-certificated inventory system form, bearer form or in the form of temporary or permanent global securities and the basis of exchange, transfer and ownership thereof;

  •
  any material risk factors relating to such Debt Securities;

  •
  material Canadian federal income tax consequences and United States federal income tax consequences of owning the Debt Securities;

  •
  any other rights, privileges, restrictions and conditions attaching to the Debt Securities; and

  •
  any other material terms or conditions of the Debt Securities.

        If the Corporation denominates the purchase price of any of the Debt Securities in a currency or currencies other than United States dollars or a non-United States dollar unit or units, or if the principal of and any premium and interest on any Debt Securities is payable in a currency or currencies other than United States dollars or a non-United States dollar unit or units, the Corporation will provide investors with information on the restrictions, elections, general tax considerations, specific terms and other information with respect to that issue of Debt Securities and such non-United States dollar currency or currencies or non-United States dollar unit or units in the applicable Prospectus Supplement.

        Each series of Debt Securities may be issued at various times with different maturity dates, may bear interest at different rates and may otherwise vary.

        The terms on which a series of Debt Securities may be convertible into or exchangeable for Common Shares or other securities will be described in the applicable Prospectus Supplement. These terms may include provisions as to whether conversion or exchange is mandatory, at the option of the holder or at the option of the

Corporation, and may include provisions pursuant to which the number of Common Shares or other securities to be received by the holders of such series of Debt Securities would be subject to adjustment.

        To the extent any Debt Securities are convertible into other securities, prior to such conversion the holders of such Debt Securities will not have any of the rights of holders of the securities into which the Debt Securities are convertible, including the right to receive payments of dividends or the right to vote such underlying securities.

DESCRIPTION OF COMMON SHARES

        Kinross is authorized to issue an unlimited number of Common Shares and 1,146,540,188 Common Shares were issued and outstanding as of February 10, 2016. There are no limitations contained in the articles or bylaws of Kinross on the ability of a person who is not a Canadian resident to hold Common Shares or exercise the voting rights associated with Common Shares. The Corporation may issue Common Shares separately or together, with Debt Securities, Warrants, Subscription Receipts, Share Purchase Contracts or Units or any combination thereof, as the case may be. A summary of the rights of the Common Shares is set forth below.

Dividends

        Holders of Common Shares are entitled to receive equally, share for share, dividends when, as and if declared by the board of directors of Kinross out of funds legally available therefor.

Liquidation

        In the event of the dissolution, liquidation, or winding up of Kinross, holders of Common Shares are entitled to share rateably in any assets remaining after the satisfaction in full of the prior rights of creditors, including holders of Kinross' indebtedness.

Voting

        Holders of Common Shares are entitled to receive notice of and to attend all meetings of shareholders of the Corporation and are entitled to one vote for each share on all matters voted on by shareholders, including the election of directors.

DESCRIPTION OF WARRANTS

        As of the date of this Prospectus, the Corporation has no Warrants outstanding. The Corporation may issue Warrants, separately or together, with Debt Securities, Common Shares, Subscription Receipts, Share Purchase Contracts or Units or any combination thereof, as the case may be. The Warrants will be issued under a separate Warrant agreement or indenture. A copy of the Warrant agreement or indenture relating to an offering of Warrants will be filed by the Corporation with securities regulatory authorities in Canada after it has been entered into by the Corporation. The following describes the general terms that will apply to any Warrants that may be offered by the Corporation pursuant to this Prospectus. The terms and provisions of any Warrants offered under a Prospectus Supplement may differ from the terms described below, and may not be subject to or contain any or all of the terms described below.

        The specific terms and provisions of the Warrants, and the extent to which the general terms of the Warrants described in this Prospectus apply to those Warrants, will be set forth in the applicable Prospectus Supplement. This description will include, where applicable:

  •
  the number of Warrants offered;

  •
  the price or prices, if any, at which the Warrants will be issued;

  •
  the currency at which the Warrants will be offered and in which the exercise price under the Warrants may be payable;

  •
  upon exercise of the Warrant, the events or conditions under which the amount of securities may be subject to adjustment;

  •
  the date on which the right to exercise such Warrants shall commence and the date on which such right shall expire;

  •
  if applicable, the identity of the Warrant agent;

  •
  whether the Warrants will be listed on any securities exchange;

  •
  whether the Warrants will be issued with any other securities and, if so, the amount and terms of these securities;

  •
  any minimum or maximum subscription amount;

  •
  whether the Warrants are to be issued in registered form, "book-entry only" form, non-certificated inventory system form, bearer form or in the form of temporary or permanent global securities and the basis of exchange, transfer and ownership thereof;

  •
  any material risk factors relating to such Warrants and the securities to be issued upon exercise of the Warrants;

  •
  any other rights, privileges, restrictions and conditions attaching to the Warrants and the securities to be issued upon exercise of the Warrants; and

  •
  any other material terms or conditions of the Warrants and the securities to be issued upon exercise of the Warrants.

        Prior to the exercise of any Warrants, holders of such Warrants will not have any of the rights of holders of the securities purchasable upon such exercise, including the right to receive payments of dividends or the right to vote such underlying securities.

 DESCRIPTION OF SUBSCRIPTION RECEIPTS

        As of the date of this Prospectus, the Corporation has no Subscription Receipts outstanding. The Corporation may issue Subscription Receipts, separately or together, with Debt Securities, Common Shares, Warrants, Share Purchase Contracts or Units or any combination thereof, as the case may be. The Subscription Receipts will be issued under an agreement or indenture. A copy of the Subscription Receipts agreement or indenture relating to an offering of Subscription Receipts will be filed by the Corporation with securities regulatory authorities in Canada after it has been entered into by the Corporation. The following describes the general terms that will apply to any Subscription Receipts that may be offered by the Corporation pursuant to this Prospectus. The terms and provisions of any Subscription Receipts offered under a Prospectus Supplement may differ from the terms described below, and may not be subject to or contain any or all of the terms described below.

        The specific terms and provisions of the Subscription Receipts, and the extent to which the general terms of the Subscription Receipts described in this Prospectus apply to those Subscription Receipts, will be set forth in the applicable Prospectus Supplement. This description will include, where applicable:

  •
  the number of Subscription Receipts offered;

  •
  the price or prices, if any, at which the Subscription Receipts will be issued;

  •
  the manner of determining the offering price(s);

  •
  the currency at which the Subscription Receipts will be offered and whether the price is payable in installments;

  •
  the securities into which the Subscription Receipts may be exchanged;

  •
  conditions to the exchange of Subscription Receipts into securities and the consequences of such conditions not being satisfied;

  •
  the number of securities that may be issued upon the exchange of each Subscription Receipt and the price per security or the aggregate principal amount, denominations and terms of the series of debt securities that may be issued upon exchange of the Subscription Receipts, and the events or conditions under which the amount of securities may be subject to adjustment;

  •
  the dates or periods during which the Subscription Receipts may be exchanged;

  •
  the circumstances, if any, which will cause the Subscription Receipts to be deemed to be automatically exchanged;

  •
  provisions applicable to any escrow of the gross or net proceeds from the sale of the Subscription Receipts plus any interest or income earned thereon, and for the release of such proceeds from such escrow;

  •
  if applicable, the identity of the Subscription Receipt agent;

  •
  whether the Subscription Receipts will be listed on any securities exchange;

  •
  whether the Subscription Receipts will be issued with any other securities and, if so, the amount and terms of these securities;

  •
  any minimum or maximum subscription amount;

  •
  whether the Subscription Receipts are to be issued in registered form, "book-entry only" form, non-certificated inventory system form, bearer form or in the form of temporary or permanent global securities and the basis of exchange, transfer and ownership thereof;

  •
  any material risk factors relating to such Subscription Receipts and the securities to be issued upon exchange of the Subscription Receipts;

  •
  material Canadian federal income tax consequences and United States federal income tax consequences of owning the Subscription Receipts and the securities to be issued upon exchange of the Subscription Receipts;

  •
  any other rights, privileges, restrictions and conditions attaching to the Subscription Receipts and the securities to be issued upon exchange of the Subscription Receipts; and

  •
  any other material terms or conditions of the Subscription Receipts and the securities to be issued upon exchange of the Subscription Receipts.

        Prior to the exchange of any Subscription Receipts, holders of such Subscription Receipts will not have any of the rights of holders of the securities for which the Subscription Receipts may be exchanged, including the right to receive payments of dividends or the right to vote such underlying securities.

DESCRIPTION OF UNITS

        As of the date of this Prospectus, the Corporation has no Units outstanding. The Corporation may issue Units, separately or together, with Debt Securities, Common Shares, Warrants, Subscription Receipts or Share Purchase Contracts or any combination thereof, as the case may be. Each Unit will be issued so that the holder of the Unit is also the holder of each Security comprising the Unit. Thus, the holder of a Unit will have the rights and obligations of a holder of each Security. The following describes the general terms that will apply to any Units that may be offered by the Corporation pursuant to this Prospectus. The terms and provisions of any Units offered under a Prospectus Supplement may differ from the terms described below, and may not be subject to or contain any or all of the terms described below.

        The specific terms and provisions of the Units, and the extent to which the general terms of the Units described in this Prospectus apply to those Units, will be set forth in the applicable Prospectus Supplement. This description will include, where applicable:

  •
  the number of Units offered;

  •
  the price or prices, if any, at which the Units will be issued;

  •
  the manner of determining the offering price(s);

  •
  the currency at which the Units will be offered;

  •
  the securities comprising the Units;

  •
  whether the Units will be issued with any other securities and, if so, the amount and terms of these securities;

  •
  any minimum or maximum subscription amount;

  •
  whether the Units and the Securities comprising the Units are to be issued in registered form, "book-entry only" form, non-certificated inventory system form, bearer form or in the form of temporary or permanent global securities and the basis of exchange, transfer and ownership thereof;

  •
  any material risk factors relating to such Units or the Securities comprising the Units;

  •
  material Canadian federal income tax consequences and United States federal income tax consequences of owning the Securities comprising the Units;

  •
  any other rights, privileges, restrictions and conditions attaching to the Units or the Securities comprising the Units; and

  •
  any other material terms or conditions of the Units or the Securities comprising the Units, including whether and under what circumstances the Securities comprising the Units may be held or transferred separately.

DESCRIPTION OF SHARE PURCHASE CONTRACTS

        As of the date of this Prospectus, the Corporation has no Share Purchase Contracts outstanding. The Corporation may issue Share Purchase Contracts separately or as part of Units consisting of a Share Purchase Contract and Debt Securities, Common Shares, Warrants, Subscription Receipts or debt obligations of third parties, including U.S. Treasury securities, securing a holder's obligations to purchase the Common Shares, or any combination thereof, as the case may be. The Corporation may issue Share Purchase Contracts, including contracts obligating holders to purchase from the Corporation, and the Corporation to sell to the holders, a specified number of Common Shares, at a future date or dates, or similar contracts which may be issued on a prepaid basis. The price per Common Share and the number of Common Shares may be fixed at the time the Share Purchase Contracts are issued or may be determined by reference to a specific formula set forth in the Share Purchase Contracts. The Share Purchase Contracts will require either the share purchase price be paid at the time the Share Purchase Contracts are issued or that payment be made at a specified future date. The Share Purchase Contracts may require holders to secure their obligations thereunder in a specified manner. The Share Purchase Contracts also may require the Corporation to make periodic payments to the holders of the Share Purchase Contracts or vice versa, and such payments may be unsecured or refunded on some basis.

        The specific terms and provisions of the Share Purchase Contracts, and the extent to which the general terms of the Share Purchase Contracts described in this Prospectus apply to those Share Purchase Contracts, will be set forth in the applicable Prospectus Supplement. This description will include, where applicable, the number of Common Shares to be purchased under the Share Purchase Contract, any procedures that will result in the adjustment of these numbers, the purchase price and purchase date or dates, any provisions relating to the settlement of the Share Purchase Contract and material Canadian federal income tax consequences and United States federal income tax consequences of owning the Share Purchase Contracts. The description in the Prospectus Supplement will not necessarily be complete, and reference will be made to the Share Purchase Contracts, and, if applicable, collateral, depositary or custodial arrangements, relating to the Share Purchase Contracts.

BOOK-ENTRY ONLY SECURITIES

        Securities issued in "book-entry only" form must be purchased, transferred or redeemed through participants ("CDS Participants") in the depository service of CDS Clearing and Depository Services Inc. or a successor (collectively, "CDS"). Each of the agents, underwriters or dealers, as the case may be, named in a Prospectus Supplement will be a CDS Participant or will have arrangements with a CDS Participant. On the closing of a book-entry only offering of Securities, the Corporation may cause a global certificate or certificates representing the aggregate number of Securities subscribed for under such offering to be delivered to, and registered in the name of, CDS or its nominee. Except as described below, no purchaser of Securities issued in book-entry-only form or non-certificated inventory system form will be entitled to a certificate or other instrument from the Corporation or CDS evidencing that purchaser's ownership thereof, and no purchaser will be shown on the records maintained by CDS except through a book-entry account of a CDS Participant acting on behalf of such purchaser. Each purchaser of Securities will receive a customer confirmation of purchase from the registered dealer from which the Securities are purchased in accordance with the practices and procedures of that registered dealer. The practices of registered dealers may vary, but generally customer confirmations are issued promptly after execution of a customer order. CDS will be responsible for establishing and maintaining book-entry accounts for its CDS Participants having interests in the Securities. Reference in this Prospectus to a holder of Securities means, unless the context otherwise requires, the owner of the beneficial interest in the Securities.

        If the Corporation determines, or CDS notifies the Corporation in writing, that CDS is no longer willing or able to discharge properly its responsibilities as depository with respect to the Securities and the Corporation is unable to locate a qualified successor, or if the Corporation at its option elects, or is required by law, to terminate the book-entry system, then the Securities will be issued in fully registered form to holders or their nominees.

Transfer, Conversion or Redemption of Securities

        Transfer of ownership, conversion or redemption of Securities will be effected through records maintained by CDS or its nominee for such Securities with respect to interests of CDS Participants, and on the records of CDS Participants with respect to interests of persons other than CDS Participants. Holders who desire to purchase, sell or otherwise transfer ownership of or other interests in the Securities may do so only through CDS Participants.

        The ability of a holder to pledge a Security or otherwise take action with respect to such holder's interest in a Security (other than through a CDS Participant) may be limited due to the lack of a physical certificate.

Payments and Notices

        Any payments on a Security will be made by the Corporation to CDS or its nominee, as the case may be, as the registered holder of the Security and the Corporation understands that such payments will be credited by CDS or its nominee in the appropriate amounts to the relevant CDS Participants. Payments to holders of Securities of amounts so credited will be the responsibility of the CDS Participants.

        As long as CDS or its nominee is the registered holder of the Securities, CDS or its nominee, as the case may be, will be considered the sole owner of the Securities for the purposes of receiving notices or payments on the Securities. In such circumstances, the responsibility and liability of the Corporation in respect of notices or payments on the Securities is limited to giving of notice or making of the payment on the Securities to CDS or its nominee.

        Each holder must rely on the procedures of CDS and, if such holder is not a CDS Participant, on the procedures of the CDS Participant through which such holder owns its interest, to exercise any rights with respect to the Securities. The Corporation understands that under existing policies of CDS and industry practices, if the Corporation requests any action of holders or if a holder desires to give any notice or take any action which a registered holder is entitled to give or take with respect to the Securities, CDS would authorize the CDS Participant acting on behalf of the holder to give such notice or to take such action, in accordance with the procedures established by CDS or agreed to from time to time by the Corporation, any trustee and CDS. Any holder that is not a CDS Participant must rely on the contractual arrangement it has directly, or indirectly through its financial intermediary, with its CDS Participant to give such notice or take such action.

        The Corporation, agents, underwriters or dealers and any trustee identified in a Prospectus Supplement, as applicable, will not have any liability or responsibility for: (i) records maintained by CDS relating to beneficial ownership interest in the Securities held by CDS or the book-entry accounts maintained by CDS; (ii) maintaining, supervising or reviewing any records relating to any such beneficial ownership interest; or (iii) any advice or representation made by or with respect to CDS and contained herein or in any other document with respect to the rules and regulations of CDS or based on the directions of the CDS Participants.

EARNINGS COVERAGE RATIOS

        The applicable Prospectus Supplement will provide, as required, the earnings coverage ratios with respect to the issuance of Securities pursuant to such Prospectus Supplement.

 PRIOR SALES

        During the 12 month period before the date of this Prospectus, the Corporation has issued Common Shares and securities that are convertible into Common Shares as follows:

Date	Issuance Type	Total Number of Securities Issued	Issue or Exercise Price per Security
			($Cdn)
Common Shares
February 18, 2015	Vesting of Restricted Share Units ("RSUs")	176,637	3.34
	Vesting of RSUs	266,727	3.35
February 19, 2015	Vesting of RSUs	4,395	3.44
	Vesting of RSUs	390,944	3.45
	Vesting of RSUs	186,051	3.46
February 23, 2015	Vesting of RSUs	400,458	3.37
	Vesting of Performance Share Units ("RPSUs")	87,681	3.36
	Vesting of RPSUs	108,647	3.37
February 27, 2015	Vesting of RSUs	555	3.37
March 19, 2015	Vesting of RSUs	2,178	3.37
March 30, 2015	Vesting of RSUs	997	3.37
May 11, 2015	Vesting of RSUs	37,999	3.02
May 12, 2015	Vesting of RSUs	7,030	3.02
May 14, 2015	Vesting of RSUs	21,397	3.02
May 25, 2015	Vesting of RSUs	1,662	2.96
May 29, 2015	Vesting of RSUs	1,245	3.02
August 6, 2015	Vesting of RSUs	20,583	2.29
August 11, 2015	Vesting of RSUs	12,718	2.29
August 18, 2015	Vesting of RSUs	72,990	2.70
September 3, 2015	Vesting of RSUs	839	2.36
September 17, 2015	Vesting of RSUs	31	2.13
September 22, 2015	Vesting of RSUs	8,123	2.13
	Vesting of RPSUs	21,123	2.13
October 14, 2015	Vesting of RSUs	12,071	2.13
	Vesting of RPSUs	31,280	2.13
November 12, 2015	Vesting of RSUs	18,773	2.38
November 18, 2015	Vesting of RSUs	42,626	2.33
December 3, 2015	Vesting of RSUs	4,511	2.64
December 15, 2015	Vesting of RSUs	7,846	2.63
December 18, 2015	Vesting of RSUs	6,660	2.55
RSUs
February 13, 2015	RSU awards granted pursuant to the Restricted Share Plan	2,573,511	3.73	(1)
May 8, 2015	RSU awards granted pursuant to the Restricted Share Plan	135,136	2.96	(1)

Date	Issuance Type	Total Number of Securities Issued	Issue or Exercise Price per Security
			($Cdn)
RPSUs
February 13, 2015	RPSU awards granted pursuant to the Restricted Share Plan	2,403,573	3.69	(1)
May 8, 2015	RPSU awards granted pursuant to the Restricted Share Plan	318,173	2.68	(1)
Options
February 13, 2015	Option awards granted pursuant to the Share Option Plan	3,411,745	3.73
May 8, 2015	Option awards granted pursuant to the Share Option Plan	187,074	2.96

Notes:

(1)
Represents the fair value of the RSU or RPSU at the date of the grant of the award.

TRADING PRICE AND VOLUME

        The Common Shares are currently listed on the TSX under the trading symbol "K" and the NYSE under the trading symbol "KGC". On February 10, 2016, the last trading day prior to the date of this Prospectus, the closing price of the Common Shares on the TSX and the NYSE was Cdn$3.58 and $2.57, respectively.

        The following table sets forth the reported price range and the trading volume for the Common Shares on the TSX for the 12-month period prior to the date of this Prospectus.

	Price Range
Period	High	Low	Trading Volume
	(Cdn$)	(Cdn$)
2015
February	$4.33	$3.28	49,163,952
March	$3.60	$2.80	61,101,306
April	$3.05	$2.75	51,779,439
May	$3.13	$2.81	59,678,122
June	$3.19	$2.74	56,754,081
July	$2.98	$2.10	47,453,011
August	$2.85	$2.15	53,555,645
September	$2.46	$1.79	59,621,381
October	$3.16	$2.23	60,799,838
November	$2.74	$2.26	43,102,919
December	$2.86	$2.46	63,938,190
2016
January	$2.84	$1.41	65,813,658
February 1-10	$3.62	$2.27	61,750,237
Total for Periods			734,511,799

        The following table sets forth the reported price range and the trading volume for the Common Shares on the NYSE for the 12-month period prior to the date of this Prospectus.

	Price Range
Period	High	Low	Trading Volume
2015
February	$3.47	$2.64	174,275,100
March	$3.05	$2.20	253,812,000
April	$2.47	$2.19	226,310,600
May	$2.62	$2.24	140,823,300
June	$2.59	$2.20	182,099,800
July	$2.36	$1.60	231,476,400
August	$2.19	$1.62	227,400,800
September	$1.87	$1.35	231,259,600
October	$2.40	$1.68	260,195,900
November	$2.10	$1.71	160,515,600
December	$2.14	$1.75	178,466,600
2016
January	$2.02	$1.31	211,157,900
February 1-10	$2.59	$1.62	145,206,100
Total for Periods			2,622,999,139

CERTAIN CANADIAN FEDERAL INCOME TAX CONSIDERATIONS

        The applicable Prospectus Supplement may describe certain Canadian federal income tax consequences to an investor acquiring any Securities offered thereunder.

CERTAIN UNITED STATES FEDERAL INCOME TAX CONSIDERATIONS

        The applicable Prospectus Supplement may describe certain United States federal income tax consequences to an investor acquiring any Securities offered thereunder.

RISK FACTORS

        Before making an investment decision, prospective purchasers of Securities should carefully consider the information described in this Prospectus and the documents incorporated by reference herein, including the applicable Prospectus Supplement. There are certain risks inherent in an investment in the Securities, including any risk factors described herein or in a document incorporated by reference herein, which investors should carefully consider before investing. Additional risk factors relating to a specific offering of Securities will be described in the applicable Prospectus Supplement. Some of the factors described herein, in the documents incorporated by reference herein, and/or the applicable Prospectus Supplement are interrelated and, consequently, investors should treat such risk factors as a whole. If any of the risk factors described herein, in the AIF, in another document incorporated by reference herein or in the applicable Prospectus Supplement occur, it could have a material adverse effect on the business, financial condition and results of operations of the Corporation. Additional risks and uncertainties of which the Corporation currently is unaware or that are unknown or that it currently deems to be immaterial could have a material adverse effect on the Corporation's business, financial condition and results of operation. The Corporation cannot assure you that it will successfully address any or all of these risks. There is no assurance that any risk management steps taken will avoid future loss due to the occurrence of the risks described herein, in the AIF, in the other documents incorporated by reference herein or in the applicable Prospectus Supplement or other unforeseen risks.

 LEGAL MATTERS

        Unless otherwise specified in the Prospectus Supplement relating to the Securities, the issue and sale of the Securities will be passed upon for the Corporation as to matters of Canadian law by Osler, Hoskin & Harcourt LLP. As at the date of this Prospectus, the partners and associates of Osler, Hoskin & Harcourt LLP, as a group, beneficially own, directly or indirectly, less than 1% of any class of securities of the Corporation.

EXPERTS

        Except as otherwise set out in this Prospectus or in the documents incorporated by reference, all technical and scientific disclosure in this Prospectus has been prepared by, or under the supervision of Mr. John Sims, an officer of the Corporation and a "qualified person" as defined in NI 43-101. Mr. John Sims beneficially owns, directly or indirectly, in the aggregate, less than 1% of the securities of any class of the Corporation and does not otherwise have any direct or indirect interest in the property of the Corporation.

AUDITORS, TRANSFER AGENT AND REGISTRAR

        The auditors of Kinross are KPMG LLP, Chartered Professional Accountants, Suite 4600 Bay Adelaide Centre, 333 Bay Street, Toronto, Ontario, M5H 2S5.

        The transfer agent and registrar for the Common Shares is Computershare Investor Services Inc. at its principal offices in Toronto and Calgary.

CERTIFICATE OF THE CORPORATION

Dated: February 11, 2016

        This short form prospectus, together with the documents incorporated in this prospectus by reference, constitutes full, true and plain disclosure of all material facts relating to the securities offered by this prospectus as required by the securities legislation of all of the provinces of Canada.

(Signed) J. PAUL ROLLINSON President and Chief Executive Officer	(Signed) TONY S. GIARDINI Executive Vice-President and Chief Financial Officer
On behalf of the Board of Directors
(Signed) JOHN A. BROUGH Director	(Signed) JOHN M. H. HUXLEY Director

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